12/31
1-12368



annual report 2·0·0·4

05054507

RECD S.E.C.
MAY 9 2005
1083
ARS

PROCESSED
MAY 17 2005
THOMSON
FINANCIAL

The Leather Factory, Inc.

Annual Report 2004

Wray Thompson, CEO
Shannon Greene, CFO
Ron Morgan, President
William Warren, Secretary

Acknowledgements

Our 2004 Annual Report cover carving, by eminent leathercraft artist Al Stohlman, is a tribute to his influence on the art of leathercrafting. Other examples of his mastery can be seen on pages 12 through 16. All were obtained from the collection of his work at the Al Stohlman Leather Museum in Fort Worth, Texas.

Who We Are

We are the world's largest specialty retailer and wholesale distributor of leather and leathercraft related items. We market our products to our growing list of customers through company-owned retail stores and wholesale distribution centers. The key to our success is our ability to grow our base business. We grow our business by opening new locations and by increasing our customer base in our existing locations. We intend to continue to expand both domestically in the short-term, and internationally in the long-term.

Store Count

YEARS ENDED DECEMBER 31, 1999 through 2003

	LEATHER FACTORY WHOLESALE CNTRS			TANDY LEATHER RETAIL STORES		
Year Ended	Opened	Conversions(1)	Total	Opened (2)	Closed	Total
Balance Fwd			22			N/A
1999	4	0	26			N/A
2000	2	0	28	1*	0	1
2001	2	0	30	0	0	1
2002	1	(1)	30	14	1*	14
2003	0	0	30	12	0	26
2004	0	0	30	16	0	42

(1) Leather Factory wholesale center converted to a Tandy Leather retail store

(2) Includes conversions of Leather Factory wholesale centers to Tandy Leather retail stores

(*) The Tandy Leather operation began as a central mail-order fulfillment center in 2000 that we closed in 2002

LEATHER FACTORY LOCATIONS
Phoenix, AZ
Tucson, AZ
Baldwin Park (Los Angeles), CA
Bay Area (Union City, CA)
Fresno, CA
Oakland, CA
Denver, CO
Tampa, FL
Elgin (Chicago), IL
Des Moines, IA
Wichita, KS
Harahan (New Orleans), LA
Grand Rapids, MI
Springfield, MO
Billings, MT
Albuquerque, NM
Charlotte, NC
Columbus, OH
Portland, OR
Harrisburg, PA
Chattanooga, TN
El Paso, TX
Mesquite (Dallas), TX
Missouri City (Houston), TX
San Antonio, TX
Salt Lake City, UT
Spokane, WA

TANDY LEATHER LOCATIONS
Phoenix, AZ
Tempe, AZ
Fountain Valley (Orange County),CA
Sacramento, CA
Van Nuys, CA
Colorado Springs, CO
Westminster (Denver), CO
East Hartford, CT
Orlando, FL
Tucker (Atlanta), GA
Boise, ID
Peoria, IL
Speedway (Indianapolis), IN
Louisville, KY
Essex (Baltimore), MD
Westland (Detroit), MI
Bloomington (Minneapolis), MN
Kansas City, MO
St. Louis, MO
Omaha, NE
Las Vegas, NV
Reno, NV
Albuquerque, NM
Santa Fe, NM
Syracuse, NY
Cleveland, OH
Columbus, OH
Oklahoma City, OK
Tulsa, OK
Delmont (Pittsburgh), PA
Memphis, TN
Nashville, TN
Austin, TX
Dallas, TX
Fort Worth (West), TX
Houston, TX
Salt Lake City, UT
Richmond, VA
Seattle, WA
Tacoma, WA
Milwaukee, WI

COMBINATION LOCATIONS
Edmonton, AB, Canada
Mississauga (Toronto), Canada
Winnipeg, MB, Canada
Columbus, OH
Fort Worth (East), TX

ROBERTS, CUSHMAN & CO.
Long Island City, NY



Message to Shareholders

2004 was a year in which we started well and finished strong. In the first quarter, we announced record revenues in January and February and recorded the highest quarterly earnings since the company started. The second and third quarters were solid and profitable, but nothing to brag about. We finished the year well, however, setting a new quarterly sales record in the fourth quarter. And while we didn't set any annual earnings records, we made some solid progress in positioning ourselves for the future.

Some of our achievements in 2004 were as follows:

- 2004 was our sixth year of consecutive sales gains and our eighth year of consecutive gross profit margin improvement.
- We opened thirteen Tandy Leather retail stores.
- We acquired our primary competitor in Canada, adding three more retail stores to our growing store chain.
- We repaid 72% of our bank debt.

While the year was a good one overall, there were a few disappointments. The sales decline to our national account group was a consistent problem throughout 2004. While we are working to turn this around, we are fortunate in that our national account group is not pivotal to the long-term growth and success of our company. Our main focus is our wholesale centers and more importantly, our retail stores, and we believe those operations have solid growth potential. We believe there is always room for improvement in our operating margins and would liked to have seen more improvement in this area in 2004.

Looking ahead, we expect to open Tandy Leather retail stores at a pace of an average of twelve stores per year. As we begin our fourth year of expansion, I'm reminded of a comment I made when we announced our expansion plans in 2002: "As we continue the expansion of the Tandy stores, we are committed to two things: (1) we will not sacrifice earnings for the sake of revenue growth, and (2) we don't want to incur additional debt to open stores." Our income from operations has increased every year since 1999 and we paid off our bank debt earlier this year which I think proves that we have remained true to that commitment.

We are excited about our future. We have a solid wholesale leathercraft operation that we are very proud of. Our retail leathercraft operation is strong and growing. We're well positioned financially to support our growth and have a great management team committed to the long-term success of our company. We're proud of our company and hope you as stockholders are too.

Please consider yourselves personally invited to the 2005 Annual Meeting of Stockholders. I would appreciate the opportunity to meet and visit with you in person. Thank you for your continued support and commitment to The Leather Factory, Inc.

Wray Thompson

Wray Thompson

Chairman and Chief Executive Officer

April 2005

Operations

Wholesale Leathercraft
Operating as
The Leather Factory®

Retail Leathercraft
Operating as
Tandy Leather Company® EST. 1919

WHOLESALE LEATHERCRAFT

The wholesale leathercraft operation distributes its broad product line of leather and leathercraft related products in the United States and internationally through Leather Factory wholesale distribution centers.

We operate Leather Factory wholesale centers in 20 states and three Canadian provinces. The centers range in size from 2,600 square feet to 19,800 square feet, with the average size of a center being approximately 6,000 square feet. Our business concept centers around the wholesale distribution of leather and related accessories to retailers, manufacturers, and end users. Our strategy is that a customer can purchase the leather, related accessories and supplies necessary to complete his project from one place. The size and layout of the centers are planned to allow large quantities of product to be displayed in an easily accessible and visually appealing manner.

Leather Factory centers serve customers through various means including walk-in traffic, phone and mail order. We also employ a distinctive marketing tactic in that we maintain an internally-developed target customer mailing list for use in our aggressive direct mail advertising campaigns. We staff Leather Factory wholesale centers with experienced managers whose compensation is tied to the operating profit of the center they manage. Sales are generated by the selling efforts of the store personnel, our direct mail advertising, our website (www.leatherfactory.com), and our participation at trade shows.

Our customer base consists of individuals, wholesale distributors, tack and saddle shops, institutions (prisons and prisoners, schools, hospitals), western stores, craft stores and craft store chains, other large volume purchasers, manufacturers, and retailers dispersed geographically throughout the world. Wholesale sales constitute the majority of our Leather Factory business, although retail customers may purchase products from Leather Factory centers. Leather Factory sales generally do not reflect significant seasonal patterns.

Our Authorized Sales Center ("ASC") program was developed to create a presence in geographical areas where we do not have a distribution center. An unrelated person operating an existing business who desires to become an ASC must apply and upon approval, place a minimum initial order.

There are also minimum annual purchase amounts the ASC must adhere to in order to maintain ASC status. In exchange, the benefits to the ASC are free advertising in certain sale flyers, price breaks on many products, advance notice of new products, and priority shipping and handling on all orders. Leather Factory centers service 208 ASC's: 115 located in the U.S., 69 located in Canada, and 24 located outside North America.

We carry a wide assortment of products including leather, lace, hand tools, kits, and craft supplies. We operate a light manufacturing facility in Fort Worth whose processes generally involve cutting leather into various shapes and patterns using metal dies. The factory produces approximately 20% of our products and also assembles and repackages product as needed. Products manufactured in our factory are distributed through our stores under the Tejas™ brand name. We also distribute product under the Tandy Leather™ and Dr. Jackson's™ brands. We develop new products through the ideas and referrals of customers and store personnel as well as the tracking of fads and trends of interest in the market. Our personnel walk trade shows and various specialty stores with the purpose of obtaining product ideas that are then developed in-house.

We offer an unconditional satisfaction guarantee to our customers. Simply stated, we will accept product returns for any reason. We believe this liberal policy promotes customer loyalty. We offer credit terms to our non-retail customers, upon receipt of a credit application and approval by our credit manager. Generally, our open accounts are net 30 days.

We currently purchase merchandise and raw materials from approximately 200 vendors dispersed throughout the United States and in more than 20 foreign countries.

Because leather is sold internationally, market conditions abroad are likely to affect the price of leather in the United States. Outbreaks of mad cow and hoof-and-mouth disease (or foot-and-mouth disease) in certain parts of the world can influence the price of leather we purchase. As such an occurrence is beyond the control of the Company, we cannot predict when and to what extent we could be affected in the future. Aside from increasing purchases when we anticipate price increases (or possibly delaying purchases if we foresee price declines), we do not attempt to hedge our inventory costs.

Hours of operations vary by location, but generally range from 8:00 am to 6:00 pm Monday through Friday, and from 9:00 am to 4:00 pm on Saturdays. The distribution centers maintain uniform prices, except where lower prices are necessary to meet local competition.

Most of our competition comes in the form of small, independently-owned retailers who in most cases are also our customers. We estimate that there are several hundred of these small independent stores in the United States and Canada. We compete on price, availability of merchandise, and delivery time. While there is competition in connection with certain products, to our knowledge there is no direct competition affecting our entire product line. Our size relative to most competitors creates an advantage in our ability to stock a full range of products as well as in volume purchasing.

The Leather Factory distribution centers receive the majority of their inventory from our central warehouse located in Fort Worth, Texas, although occasionally, merchandise is shipped directly from the vendor. Inventory is shipped to the distribution centers from our central warehouse once a week to meet customer demand without sacrificing inventory turns. Customer orders are filled as received, and we do not have backlogs.

We attempt to maintain the optimum number of items in our product line to minimize out-of-stock situations against carrying costs involved with such an inventory level. We generally maintain higher inventories of certain imported items to ensure a continuous supply. The number of products offered changes every year due to the introduction of new items and the discontinuance of others. We carry approximately 2,750 items in the current lines of leather and leather-related merchandise. All items are offered in both the Leather Factory distribution centers and the Tandy Leather retail stores.

Leather Factory's expansion across the United States has been fairly consistent since we purchased the original six distribution centers in 1985. The newest center opened in August 2002, bringing the number of distribution centers to thirty. While we do not believe there is a significant and immediate opportunity for expansion of the Leather Factory distribution system in terms of opening additional locations, we do believe expansion could be achieved by acquiring companies in related areas/markets which offer synergistic aspects based on the local markets and/or the product lines of the businesses.

The Common Stock of the Company is traded on the American Stock Exchange using the symbol TLF. The high and low prices for each calendar quarter during the last two fiscal years are as follows:


YEAR 2004
Quarter Ended: 3/31
6/30
9/30
12/31
$5.99
$5.63
$4.49
$3.82
$3.24
LOW
HIGH
6
5
4
3
2
1
$0
YEAR 2003
Quarter Ended: 3/31
6/30
9/30
12/31
$3.45
$3.42
$4.58
$4.85
$2.80
$2.90

RETAIL LEATHERCRAFT

Our Retail Leathercraft division consists of a growing chain of retail stores operating under the name, Tandy Leather. Tandy Leather Company, established in 1919 as Hinkley-Tandy Leather Company, is the oldest and best-known supplier of leather and related supplies used in the leathercraft industry. We offer a product line of quality tools, leather, accessories, kits and teaching materials.

The Tandy Leather retail chain currently has 42 stores (as of March 1, 2005) located in 27 states and three Canadian provinces with plans to reach 100 stores as opportunities arise over the next several years. The stores range in size from 1,200 square feet to 3,800 square feet, with the average size of a store being approximately 2,000 square feet. The type of premises utilized for a Tandy Leather store is generally an older strip shopping center located at well-known crossroads, making the store easy to find.

Tandy Leather has long been known for its reputation in the leathercraft industry and its commitment to the furthering of the craft through education and customer development. We are committed to this strategy as evidenced by our re-establishment of the retail store chain throughout the United States following our acquisition of the assets of Tandy Leather in 2000. We continue to broaden our customer base by working with various youth organizations and institutions where people are introduced to leathercraft, as well as hosting classes in the stores.

The retail stores serve walk-in, mail and phone order customers as well as orders generated from its website, www.tandyleather.com. Tandy Leather stores are staffed by knowledgeable sales people whose compensation is based, in part, upon the profitability of their store. Sales by Tandy Leather are driven through the efforts of the store staff, trade shows, and our direct mail and e-mail marketing program.

Individual retail customers are our largest customer group, representing more than 70% of Tandy Leather's 2004 sales. Youth groups, summer camps, schools, and a limited number of wholesale customers complete our customer base. Like Leather Factory, Tandy fills orders as they are received, and there is no order backlog. Tandy maintains reasonable amounts of inventory to fill these orders. Tandy Leather's retail store operations historically generate slightly more sales in the 4th quarter of each year (30-35%) while the other three quarters remain fairly even.

We carry a wide assortment of products including leather, hand tools, kits, dyes & finishes, and stamping tools.

As indicated above, the products sold in our Tandy Leather stores are also sold in our Leather Factory wholesale centers. Therefore, the discussion above regarding products for the Wholesale Leathercraft division also applies to the Retail Leathercraft division. Sales at Tandy Leather stores are generally cash transactions or through national credit cards. We also sell on open account to selected wholesale customers including schools and other institutions and small retailers. Our terms are generally net 30 days. Like Leather Factory, Tandy Leather has an unconditional return policy.

Hours of operations vary by location, but generally range from 9:00 am to 6:00 pm Monday through Friday, and from 9:00 am to 4:00 pm on Saturdays. In addition, most of the stores stay open late one night a week for leathercrafting classes taught in the stores. Selling prices are uniform throughout the Tandy Leather store system.

Our competitors are generally small local craft stores that carry a limited line of leathercraft products. Several national retail chains that are customers of The Leather Factory also carry leathercraft products on a very small scale relative to their overall product line. To our knowledge, our retail store chain is the only one in existence solely specializing in leathercraft.

The Tandy Leather stores receive their inventory from the Leather Factory central warehouse located in Fort Worth, Texas. The stores generally restock their inventory once a week with a shipment from the warehouse.

We intend to expand the Tandy Leather retail store chain to 100 stores throughout the United States at an average rate of approximately twelve stores per year. Fourteen stores were opened in 2002; twelve stores were opened in 2003; sixteen were opened in 2004 (including four in Canada). Seven of the 42 stores opened through 2004 were independent leathercraft stores that we acquired. Separately, these acquisitions are not material. The other thirty-five stores have been de novo stores opened by us. Management's plans for 2005 are to open 6-8 retail stores in the United States to keep us on pace of averaging twelve new stores per year. Two new stores opened in the first three months of 2005.

Sales Comparisons

2002 Sales


Other = 5.1%
Retail = 18.6%
Wholesale = 76.3%

2003 Sales


Other = 4.4%
Retail = 22.1%
Wholesale = 73.5%

2004 Sales


Other = 4.4%
Retail = 22.1%
Wholesale = 73.5%

	2002	2003	2004
Wholesale	$30,313,478	$30,684,092	$30,630,121
Retail	$7,387,874	$9,216,838	$13,515,662
Other	$2,027,263	$1,811,261	$2,000,501

OTHER

Our wholly-owned subsidiary, Roberts, Cushman & Co., Inc., rounds out our consolidated operations. However, this subsidiary is immaterial to our company as a whole and does not fit our business model for the future. We are assessing our long term strategic options for this segment. Roberts, Cushman, founded in 1856, produces made-to-order trimmings for the headwear industry.

Roberts, Cushman has long been considered one of the leaders in the field of headwear trimmings. It designs and manufactures exclusive trimmings for all types of hats. Trims are sold to hat manufacturers directly. We do not employ an outside sales force. Instead, customers visit our facilities in New York and, with an on-site designer, incorporate their ideas into a customized product. The customer is provided samples or photographs of each design before they leave the premises. These samples can then be used as a sales tool to obtain hat orders from their customers. This "design-on-site" process is unique in the industry.

We design and manufacture trims for over 75 of the headwear manufacturers worldwide, supplying customized trims, ribbons, buckle sets, name pins, feathers, and other items. Our success in developing and maintaining long-standing relationships with our customers is due primarily to our ability to deliver quality products in a timely manner. Roberts, Cushman's sales generally do not reflect significant seasonal patterns.

Our hat bands are generally produced from leather, ribbon, or woven fabrics, depending on the style of hat. They are created by cutting leather and/or other materials into strips, and then enhancing the trim by attaching conchos and/or three-piece buckle sets, braiding with other materials, and finishing the end or borders by stitching or by lacing with leather lace. We also supply custom-designed buckles and conchos, feathers for dress hats, and name pins, separate from hat bands. Roberts, Cushman purchases components from over 25 vendors, located predominately in the United States. Products are sold on terms that generally range from net 30 to net 90 days. Because our products are custom-designed, we do not accept product returns, except in the case of defective merchandise.

Cushman has been successful providing a very specific product line directly to headwear manufacturers. Given the current industry conditions, we do not believe there is much potential for expansion, other than to capture additional market share.

FINANCIAL HIGHLIGHTS

	Years Ended December 31,				
	2004	2003	2002	2001	2000
Net sales	$46,146,284	$41,712,191	$39,728,615	$37,279,262	$30,095,264
Cost of sales	20,706,239	19,020,292	18,393,914	17,934,935	15,147,547
Gross profit	25,440,045	22,691,899	21,334,701	19,344,327	14,947,717
Operating expenses	21,181,599	18,594,240	17,202,927	15,442,359	11,702,633
Operating income	4,258,446	4,097,659	4,131,774	3,901,968	3,245,084
Operating income per share - basic	$0.40	$0.40	$0.41	$0.39	$0.33
Operating income per shares - diluted	$0.39	$0.38	$0.38	$0.37	$0.32
Other expense	44,800	125,169	311,917	533,482	653,779
Income (loss) before income taxes	4,213,646	3,972,490	3,819,857	3,368,486	2,591,305
Income tax provision (benefit)	1,559,605	1,232,116	1,224,868	1,362,053	1,049,985
Income (loss) before cumulative effect of change in accounting principle	2,654,041	2,740,374	2,594,989	2,006,433	1,541,320
Cumulative effect of change in accounting principle	-	-	(4,008,831)	-	-
Net income (loss)	$2,654,041	$2,740,374	$(1,413,842)	$2,006,433	$1,541,320
Earnings (loss) per share	$0.25	$0.27	$(0.14)	$0.20	$0.16
Earnings (loss) per share-assuming dilution	$0.24	$0.25	$(0.13)	$0.19	$0.15
Weighted average common shares outstanding for:					
Basic EPS	10,543,994	10,323,549	10,063,581	9,976,181	9,875,606
Diluted EPS	10,957,518	10,861,305	10,761,670	10,449,306	10,182,803

	As of December 31,				
	2004	2003	2002	2001	2000
Total assets	$22,167,163	$19,058,406	$19,675,602	$19,548,323	$19,686,079
Notes payable, capital lease obligations and current maturities of long term debt	134,067	1,134	4,218,968	4,527,904	5,759,626
Notes payable, capital lease obligations and long-term debt, net of current maturities	750,944	1,792,984	2,256	7,691	13,025
Total Stockholders' Equity	$17,310,233	$14,509,493	$11,170,062	$12,423,671	$10,295,637

Financial Highlights



60
50
40
30
20
10
$0
30.1
37.3
39.7
41.7
46.1
'00
'01
'02
'03
'04

SALES
(dollars in millions)



6
5
4
3
2
1
$0
1.5
2.0
2.6
2.7
2.7
'00
'01
'02*
'03
'04

NET EARNINGS
(dollars in millions)



18
15
12
9
6
3
$0
10.2
12.4
11.2
14.5
17.3
'00
'01
'02
'03
'04

STOCKHOLDER'S EQUITY
(dollars in millions)

* before cumulative effect of change in accounting principle

GROWTH



We grow our business by opening new locations and by increasing our customer base in existing locations.

DISTRIBUTION



The wholesale leathercraft operation distributes its broad product line both in the United States and internationally.

DEVELOPMENT



Our Research and Development division advances new products as well as revives classic, old favorites.

DIVERSITY



By diversifying our company into both retail and wholesale markets, we feel we are positioned well for the future.

ACQUISITION



Following our acquisition of Tandy Leather Company in 2000, we purchased Heritan Ltd., of Canada, in December 2004.

ACCESS



Our products are easily available, both from brick and mortar locations and over the internet.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

We intend for the following discussion to provide you with information that will assist you in understanding our financial statements, the changes in certain key items in those financial statements from year to year, and the primary factors that accounted for those changes, as well as how certain accounting principles affect our financial statements. This discussion also provides information about the financial results of the various segments of our business so you may better understand how those segments and their results affect our financial condition and results of operations as a whole. Finally, we have identified and discussed trends known to management that we believe are likely to have a material effect.

This discussion should be read in conjunction with our financial statements as of December 31, 2004 and 2003 and the two years then ended and the notes accompanying those financial statements. You are also urged to consider the information under the caption "Summary of Critical Accounting Policies."

Summary

We operate in three segments. First, Wholesale Leathercraft, consisting of our Leather Factory warehouse distribution centers and our national account group, is the largest source of revenues ($30.6 million in 2004). This division has generally offered steady but modest increases in sales. Sales in 2004 were flat compared to sales in 2003, falling short of our target of annual sales growth of 2% to 4%. The decrease in sales to national accounts in 2004 accounted for the shortfall. Excluding national account sales, the distribution centers produced a sales gain of 4.5% for 2004.

Since acquiring its assets in 2000, we have focused on re-establishing Tandy Leather as the operator of retail leathercraft stores. These retail stores comprise our second segment, Retail Leathercraft. Because of growth here, this segment has experienced the greatest increases in sales ($13.5 million in 2004, up from $9.2 million in 2003). Our business plan calls for opening an average of 12 stores annually as we work toward a goal of 100 stores from 42 stores at the end of 2004.

Our third segment is Roberts, Cushman, a manufacturer of trimmings for headwear. Its operations are not material to us. In 2002, we wrote off the goodwill related to our investment in Roberts, Cushman in connection with an accounting change.

On a consolidated basis, a key indicator of costs, gross margin as a percent of total net sales, increased in 2003 and again in 2004, reflecting a number of factors including more retail sales with higher profit margins. However, opening additional Tandy Leather stores, more dollars spent on employee benefits, and new costs associated with Sarbanes-Oxley compliance in 2004 resulted in a 1.3% increase in operating expenses as a percent of total net sales in 2004. Operating expenses were also up 1.3% as a percentage of total net sales in 2003 when compared with 2002 as a result of opening additional Tandy Leather stores and more dollars spent on advertising.

We reported consolidated net income for 2004 of $2.7 million. Consolidated net income for 2003 was also $2.7 million. In 2002, we reported a consolidated net loss of $1.4 million due to an accounting change. We have used our cash flow to fund our operations, to fund the opening of new Tandy Leather stores and to reduce our bank debt. In 2004, we reduced our bank debt by $1.3 million, and, at the end of 2004, our stockholders' equity had increased to $17.3 million from $14.5 million the previous year.

Comparing the December 31, 2004 balance sheet with the prior year's, we increased our investments in inventory ($12.7 million from $11.1 million) and accounts receivable ($2.0 million from $1.8 million), while total cash increased to $2.6 million from $1.7 million. In addition to cash on hand, we have a $3 million bank line of credit, of which $505,000 was drawn on December 31, 2004.

Net Sales

Net sales for the three years ended December 31, 2004 were as follows:

Year	Wholesale Leathercraft	Retail Leathercraft	Other	Total Company	Total Company Increase from Prior Year
2004	**$30,630,121**	**$13,515,662**	**$2,000,501**	**$46,146,284**	**10.6%**
2003	30,684,092	9,216,838	1,811,261	41,712,191	5.0%
2002	30,313,478	7,387,874	2,027,263	39,728,615	6.6%

Our net sales grew by 10.6% in 2004 when compared with 2003 and 5.0% in 2003 when compared with 2002. These annual increases resulted primarily from our retail leathercraft expansion program.

Costs and Expenses

In general, our gross profit as a percentage of sales (our gross margin) fluctuates based on the mix of customers we serve, the mix of product we sell, and our ability to source product globally. Our negotiations with suppliers for lower pricing is an on-going process and we have varying degrees of success in those endeavors. Sales to retail customers tend to produce higher gross margins than sales to wholesale customers due to the difference in pricing levels. Therefore, as retail sales increase in the overall sales mix, higher gross margins tend to follow. Finally, there is significant fluctuation in gross margins between the various merchandise categories we offer. As a result, our gross margins can vary depending on the mix of products sold during any given time period.

For 2004, our cost of sales decreased as a percentage of total net sales when compared to 2003, resulting in an overall increase of 0.7% in the Company's gross margin from 54.4% in 2003 to 55.1% in 2004.

Similarly, our total cost of sales as a percentage of our total net sales had decreased for 2003 when compared to 2002 resulting in an overall increase in gross margin of 0.7% from 53.7% for 2002 to 54.4% in 2003. These increases in gross margin were primarily due to increased retail sales over the three years.

Our gross margins for the three years ended December 31, 2004 were as follows:

Year	Wholesale Leathercraft	Retail Leathercraft	Cushman	Total Company
2004	**54.10%**	**61.98%**	**30.31%**	**55.13%**
2003	53.23%	62.98%	30.62%	54.40%
2002	53.56%	59.49%	34.64%	53.70%

Our operating expenses increased 1.3% as a percentage of total net sales to 45.9% in 2004 when compared with 44.6% in 2003. This increase was primarily due to operating costs associated with the twelve Tandy stores opened in 2004 (an increase of $650,000), bonuses awarded to corporate and operational management ($400,000) the cost of employee health care (an increase of $500,000), an increase in advertising expenses ($200,000), and expenses associated with compliance with Section 404 of the Sarbanes-Oxley Act ($200,000). We believe that our advertising efforts - particularly our direct mail campaigns - generate sales. As we expand into new markets, the number of customers and potential customers increases resulting in an increase in the number of direct mail pieces produced and distributed. While we monitor our advertising costs with great scrutiny, management believes that the trend of increased advertising and marketing costs could continue for at least the near future.

We have completed the initial phase of design and documentation in our efforts to comply with Section 404 of the Sarbanes-Oxley Act with the assistance of outside consultants. While additional and on-going testing of our control processes is necessary, we hope to complete the majority of that work without the need for significant outside assistance. Management is analyzing the status of this project to determine if we will be able to accomplish this work satisfactorily with internal staff. If not, we will incur additional costs in 2005.

For 2003, operating expenses increased 1.3% as a percentage of total net sales to 44.6% in 2003 when compared with 2002. This increase was primarily due to operating costs (rents, utilities, telephones, etc.) associated with the twelve Tandy stores opened in 2003 (an increase of $700,000) as well as an increase in advertising expenses (an increase of $500,000) and investor relation expenses (an increase of $200,000).

Other Expenses (net)

Other expenses (net), which consists primarily of interest expense and currency exchange gain and loss, was $45,000 in 2004 compared to $125,000 in 2003, a decrease of approximately 64%. This decrease is attributable to the interest paid on our outstanding debt.

In 2003, other expenses (net) were $125,000 in 2003 compared to $312,000 in 2002, a decrease of approximately 60%. Our interest expense continues to decrease due to the reduction in our outstanding bank debt. The currency exchange gain and loss, resulting from our Canadian operation, was a gain of $102,000 in 2003 compared to a gain of $10,000 in 2002.

Net Income

During 2004, we earned net income of $2.65 million, a slight decrease from our net income of $2.74 million for 2003. The overall improvement in gross margin and a reduction in interest and other expenses contributed positively to our net income while increased operating expenses and income tax expense in 2004 offset that improvement.

During 2003, we earned net income of $2.74 million, a substantial increase over our net loss of $1.4 million for 2002. (As discussed in previous filings, a new accounting pronouncement required us to record a $4.0 million charge against earnings as a result of the write-off of the goodwill of Roberts, Cushman in 2002, resulting in a net loss. This charge was reported as a cumulative effect of a change in accounting principle. Net income before the change was $2.6 million.) As a result of the increase in our overall gross margin and a reduction in interest and other expenses, our profits in 2003 grew at a rate faster than sales. Partially offsetting gross margin and other expense improvements were increased operating expenses in 2003 as discussed above.

Re-categorization of operating divisions

Until the fourth quarter of 2004, we provided division or segment information on a legal entity basis. More specifically, the Leather Factory segment consisted of 27 U.S.-based warehouse distribution centers and 3 Canadian-based warehouse distribution centers which were owned and operated by the legal entity of the same name. The Tandy Leather segment consisted of the expanding U.S.-based retail store chain which was owned and operated by Tandy Leather Company. With the opening of our Calgary store in October 2004, which is owned by The Leather Factory but operated as a Tandy Leather retail store, management has determined that it is more useful to provide segment financial information based upon wholesale and retail operating divisions rather than on a legal entity basis. The acquisition of the three Canadian retail stores of Heritan Ltd. in December 2004, which are owned by the Leather Factory but operated as Tandy Leather stores, further strengthened our decision to make a change in the way we report divisional, or segment, information.

If we continued entity reporting, the segments would be as follows:

As of 9/30/04:	As of 12/31/04:
Leather Factory:	**Leather Factory:**
27 locations in U.S.	27 locations in U.S.
3 locations in Canada	7 locations in Canada**
Tandy Leather:	**Tandy Leather:**
36 retail stores in U.S.	38 retail stores in U.S.

**3 warehouse distribution centers and 4 retail stores

Changing reporting to a wholesale and retail division reporting, the segments are as follows:

As of 9/30/04:	As of 12/31/04:
Wholesale:	**Wholesale:**
27 locations in U.S.	27 locations in U.S.
3 locations in Canada	3 locations in Canada
Retail:	**Retail:**
36 retail stores in U.S.	38 retail stores in U.S.
4 retail stores in Canada	

As indicated in the tables above, this change in divisional reporting does not affect prior periods for comparison purposes as there were no retail stores in the Leather Factory legal entity until October 2004.

Wholesale Leathercraft (formerly referred to as "Leather Factory Segment")

Year	Net Sales Incr (Decr) from Prior Yr	Operating Income	Oper Inc Incr (Decr) from Prior Yr	Oper Inc as a % of Sales
2004	**(0.2)%**	**$3,031,316**	**(13.0)%**	**9.5%**
2003	1.2%	$3,462,457	(7.5)%	11.3%
2002	5.6%	$3,742,844	0.6%	12.3%

Wholesale Leathercraft, consisting of 30 warehouse distribution centers, accounted for 66.4% of total Company net sales in 2004, which compares to 73.5% in 2003 and 76.3% in 2002. The decrease in this division's contribution to our total net sales is the result of the growth in Retail Leathercraft and we expect this trend to continue.

The net sales decrease in 2004 resulted from a decrease in national account sales offset by gains to our wholesale and small manufacturing customer groups. Our sales mix by customer group was as follows:

Customer Group	2004	2003	2002
Retail	23%	23%	20%
Institution	7%	8%	8%
Wholesale	47%	42%	44%
National Accounts	16%	20%	21%
Manufacturers	7%	7%	7%
	100%	100%	100%

The 2004 decrease in operating income as a percentage of divisional sales resulted from an increase of 2.04% in operating expenses (as a percentage of sales) compared with 2003, partially offset by an increase in gross margin (as a percentage of sales) of 0.59%. The operating expense increase as a percent of sales in 2004 was higher than 2003 due to bonuses awarded to corporate and operational management ($300,000) for 2004 and the cost of our employee health benefits (an increase of $300,000). In addition, we spent $170,000 with outside consultants on our Sarbanes-Oxley 404 project. Being the largest division, Wholesale Leathercraft bears the majority of the pro rata allocation of corporate expenses.

The 2003 decrease in operating income as a percentage of sales resulted from a 0.33% decrease in gross margin (as a percentage of sales) and an increase of 0.72% in operating expenses (as a percentage of sales) compared with 2002. The gross margin decline was driven primarily by an increase in the quantities of leather sold during the year. Given that leather is our lowest gross margin item, an increase in leather sales, all other factors being equal, will result in a lower overall gross margin. Our freight costs (shipping merchandise from vendors to us) were up in 2003 as well due an increase in the number of air shipments versus ocean shipments. The operating expense increase as a percent of sales in 2003 was higher than 2002. Advertising and marketing costs are a significant expense in our operation as we believe there is a direct correlation between how much we advertise and how much product we sell. Our increase in investor outreach programs in 2003 also contributed to the decline in operating income this year.

Retail Leathercraft (formerly referred to as "Tandy Leather Segment")

Year	Net Sales Incr (Decr) from Prior Yr	Operating Income	Oper Inc Incr (Decr) from Prior Yr	Oper Inc as a % of Sales
2004	**46.6%**	**$1,210,566**	**37.3%**	**8.9%**
2003	24.7%	$604,291	62.7%	6.6%
2002	11.8%	$371,372	31.7%	5.0%

Reflecting the growth previously discussed, Retail Leathercraft accounted for 29.3% of our total net sales in 2004, up from 22.1% in 2003 and 18.6% in 2002.

Growth in net sales for Retail Leathercraft division in 2004 and 2003 resulted primarily from our expansion program. Expansion during 2004 and 2003 consisted of the opening of 16 and 12 new stores, respectively.

Our sales mix by customer group was as follows:

Customer Group	2004	2003	2002
Retail	72%	72%	65%
Institution	6%	6%	12%
Wholesale	21%	21%	23%
National Accounts	0%	0%	0%
Manufacturers	1%	1%	0%
	100%	100%	100%

Operating income as a percentage of sales increased to 8.9% for 2004 compared to 6.6% for 2003. Gross margin decreased from 63.0% in 2003 to 61.8% in 2004 due primarily to limitations in increasing selling prices to match cost increases. Selling prices are set at the time the product catalog is produced. As a result, it is difficult to implement price increases to customers until we distribute a new catalog. Historically, we distribute our new catalog at the beginning of each calendar year and did so in January 2004. However, due to the cost increases in metals, fuel, and other items this year and the need to pass on these increases to customers, we accelerated that schedule and distributed our 2005 catalog on November 1, 2004. Operating expenses as a percent of sales in 2004 decreased by 3.61%, from 56.4% for 2003 to 52.8% for 2004 as sales and gross margin grew at a faster pace than that of operating expenses.

Operating income as a percentage of sales increased in 2003 when compared to 2002. Segment gross margin increased from 59.5% in 2002 to 63.0% in 2003 due to increased retail sales and more efficient purchasing of product from vendors. Segment operating expenses as a percent of sales increased by 1.95% in 2003. Expanded advertising initiatives and rent for store space accounted for the operating expense increase, offset partially by a decrease in costs to ship merchandise to customers. The decrease in shipping is a result of the store expansion as more sales occur in the stores as compared to ordering via mail, phone or the Internet.

We intend to continue the expansion of Tandy Leather's retail store chain in 2005 by opening a total of 6-8 new stores throughout the year. As of March 15, 2005, we have opened two new stores this year: Van Nuys, CA and Phoenix, AZ. We remain committed to a conservative expansion plan for this division that minimizes risks to our profits and maintains financial stability.

Others (Roberts, Cushman)

Year	Net Sales Incr (Decr) from Prior Yr	Operating Income	Oper Inc Incr (Decr) from Prior Yr	Oper Inc as a % of Sales
2004	**10.4%**	**$34,565**	**11.8%**	**1.7%**
2003	(10.6)%	$30,911	76.1%	1.7%
2002	3.3%	$17,558	117.6%	0.9%

The Roberts, Cushman operation accounted for 4.3% of our total sales in 2004 compared with 4.4% and 5.1% in 2003 and 2002, respectively.

For 2004, sales were up 10.4% while gross profit margins decreased slightly from 30.6% to 30.3%. Operating income increased from $31,000 in 2003 to $35,000 for 2004. Sales grew faster than operating expenses which accounted for the improvement in operating income.

The 2003 decrease in Roberts, Cushman's net sales resulted from the continued slowdown in the headwear industry overall. Several of our customers (hat manufacturers) are on shortened work weeks due to the decline in orders. Segment gross margin as a percentage of sales decreased 4.0% from 2002. However, operating income improved modestly.

Roberts, Cushman's sales and profits are immaterial to our company as a whole.

Financial Condition

At December 31, 2003, our net total assets were $19.1 million. We held $11.1 million of inventory and $1.9 million of property and equipment. Our cash totaled $1.7 million and our receivables were $1.8 million. Current liabilities were $2.5 million, while our long-term debt was $1.8 million. Total stockholders' equity at the end of 2003 had increased to $14.5 million, primarily as a result of the $2.7 million net income recorded in 2003. The increase in cash from 2002 to 2003 was due primarily to the increase in cash sales at Tandy Leather (as opposed to sales on open account), as well as the decrease in cash tied up in inventory owned at the end of 2003 compared to 2002. While we have no required payment schedule prior to maturity on our revolving line of credit, management strives to apply as much available cash as possible to our outstanding debt balance. Generally speaking, the majority of cash on our balance sheet is funds held in depository accounts with various banks awaiting collectibility for transfer either to our operating account or to the line of credit.

At December 31, 2004, we held $2.6 million of cash, $12.7 million of inventory, accounts receivable of $2.0 million, and $1.9 million of property and equipment. Goodwill and other intangibles (net of amortization and depreciation) were $743,000 and $438,000, respectively. We also own a leather artwork collection, most of which was created by Al Stohlman, a legendary leathercrafter, valued on our balance sheet at $250,000. Net total assets were $22.2 million. Current liabilities were $3.8 million (including $134,000 of current maturities of long-term debt), while long-term debt was $751,000. Total stockholders' equity at the end of 2004 was $17.3 million.

Specific ratios on a consolidated basis at the end of each year ended December 31 were as follows:

		2004	2003	2002
Solvency Ratios:				
Quick Ratio	Cash+Accts Rec/Total Current Liabilities	1.21	1.40	0.31
Current Ratio	Total Current Assets/Total Current Liabilities	4.79	6.16	1.94
Current Liabilities to Net Worth	Total Current Liabilities/Net Worth	0.22	0.17	0.74
Current Liabilities to Inventory	Total Current Liabilities/Inventory	0.30	0.23	0.66
Total Liabilities to Net Worth	Total Liabilities/Net Worth	0.28	0.31	0.76
Fixed Assets to Net Worth	Fixed Assets/Net Worth	0.11	0.13	0.18
Efficiency Ratios:				
Collection Period (Days Outstanding)	Accounts Receivable/Credit Sales x 365	43.57	41.45	43.54
Inventory Turnover	Sales/Average Inventory	3.87	3.51	3.65
Assets to Sales	Total Assets/Sales	0.48	0.46	0.49
Sales to Net Working Capital	Sales/Current Assets - Current Liabilities	3.21	3.18	5.06
Accounts Payable to Sales	Accounts Payable/Sales	0.04	0.04	0.04
Profitability Ratios:				
Return on Sales (Profit Margin)	Net Profit After Taxes/Sales	0.06	0.07	0.07
Return on Assets	Net Profit After Taxes/Total Assets	0.12	0.14	0.13
Return on Net Worth (Return on Equity)	Net Profit After Taxes/Net Worth	0.15	0.19	0.23

Capital Resources and Liquidity

On November 1, 2004, we entered into a Credit Agreement with Bank One, N.A., which replaced our line of credit with Wells Fargo Bank. The current facility matures in October 2007 and is secured by our accounts receivable and inventory. We opted to reduce the maximum amount that may be borrowed under this line of credit to $3.0 million in order to reduce the fees required on the un-borrowed portion of the line.

On November 3, 2003, we entered into a Credit and Security Agreement with Wells Fargo Bank, N.A., which replaced a line of credit with another bank affiliated with Wells Fargo. The Wells Fargo current facility would have matured in November 2005 and was secured by all assets of the Company.

We are currently in compliance with all covenants and conditions contained in the Bank One Credit Agreement and have no reason to believe that we will not continue to operate in compliance with the provisions of these financing arrangements. The principal terms and conditions of the Credit Agreement are described in further detail in Note 4 to the Consolidated Financial Statements, Notes Payable and Long-Term Debt.

We borrow and repay funds under revolving credit terms as needed. Principal balances at the end of each quarter are shown below:

4th Qtr. '03	1st Qtr. '04	2nd Qtr. '04	3rd Qtr. '04	4th Qtr. '04
(Wells Fargo)	(Wells Fargo)	(Wells Fargo)	(Wells Fargo)	(Bank One)
$1,792,984	$1,267,984	$1,100,000	$1,013,565	$505,154

Total bank indebtedness at the end of 2003 and 2004 are shown below:

	December 31, 2003		December 31, 2004	
	Principal	Accrued Interest	Principal	Accrued Interest
Revolving Line	$1,792,984	$6,374	$505,154	$6,219

Reflecting the reduction of bank indebtedness during the period, our financing activities for 2004, 2003 and 2002 had net cash requirements (deficits) of $1.2 million, $1.3 million and $214,000, respectively.

The primary source of liquidity and capital resources during 2004 was cash flow provided by operating activities. Cash flow from operations for 2004 was $2.9 million, the largest portion generated from net income. Cash flow from operations in 2003 was $3.3 million, generated from net income and the reduction of inventory. Cash flow from operations in 2002 was $1.4 million.

Consolidated accounts receivable increased to $2.0 million at December 31, 2004 compared to $1.8 million at December 31, 2003. Average days to collect accounts slowed slightly from 41.46 days in 2003 to 43.57 days in 2004 on a consolidated basis.

Inventory increased from $11.1 million at the end of 2003 to $12.7 million at December 31, 2004. We expect our inventory to slowly trend upward as we continue our expansion of the Tandy Leather store chain. However, we are pleased with our investment in inventory at the end of 2004 as it was within 3% of our internal targets of optimum inventory levels. We attempt to manage our inventory levels to avoid tying up excessive capital.

Consolidated inventory turned 3.87 times during 2004, a slight improvement from the 3.51 times turned in 2003. We compute our inventory turnover rates as sales divided by average inventory.

By operating division, inventory turns are as follows:

	2004	2003	2002
Wholesale Leathercraft	3.11	2.97	3.20
Retail Leathercraft	8.88	8.69	8.10
Wholesale Leathercraft distribution centers only	8.69	8.26	7.96

Retail Leathercraft inventory turns are significantly higher than that of the Wholesale Leathercraft because its inventory consists only of the inventory at the stores. The Tandy Leather stores have no warehouse (backstock) inventory to include in the turnover computation as the stores get their product from the Leather Factory central warehouse. Leather Factory's turns are expected to be slower because the central warehouse inventory supports the stores and distribution centers.

Accounts payable increased to $1.9 million at the end of 2004 compared to $1.6 million at the end of 2003 due primarily to the increase in inventory purchases.

As discussed above, the largest use of operating cash in 2004 was for debt reduction and inventory purchases. Capital expenditures totaled $370,000 and $360,000 for the years ended December 31, 2004 and 2003, respectively. The 2004 capital expenditures consisted of fixtures and equipment for the new Tandy Leather retail stores ($155,000), the remodel of the accounting offices located at our corporate complex ($77,000), and miscellaneous computer and other equipment ($124,000). Capital expenditures in 2003 occurred primarily due to the expansion of the Tandy Leather store chain and the construction of the Stohlman Leather Museum and Gallery located at our Fort Worth corporate complex. Also in 2004, we made expenditures of $557,000 to purchase our primary Canadian competitor as well as three U.S.-based independent leathercraft stores for conversion to Tandy Leather stores. Since we intend to continue opening or acquiring new Tandy Leather stores, expenditures related to this expansion should continue into 2005.

We believe that cash flow from operations will be adequate to fund our operations in 2005, while also funding expansion and debt reduction. At this time, management knows of no trends or demands, commitments events or uncertainties that will or are likely to materially affect our liquidity, capital resources or results of operations. In addition, we anticipate that this cash flow will enable us to meet the contractual obligations and commercial commitments. However, if cash flows should decrease or uses of cash increase, we may defer debt reduction or increase our borrowings on our line of credit as needed. We believe that, if desired, our present financial condition would permit us to increase the maximum amount that could be borrowed from lenders. Further, we could defer expansion plans if required by unanticipated drops in cash flow. In particular, because of the relatively small investment required by each new Tandy Leather store, we have flexibility in when we make most expansion expenditures.

Off-Balance Sheet Arrangements

We have not had any off-balance sheet arrangements during 2004, 2003 and 2002, and we do not currently have any such arrangements.

Contractual Obligations

The following table summarizes by years our contractual obligations and commercial commitments as of December 31, 2004 (not including related interest expense):

	Payments Due by Periods				
Long-Term Debt (1)	$ 505,154	-	$ 505,154	-	-
Capital Lease Obligations	379,857	$ 134,067	134,067	$ 11,723	-
Operating Leases (2)	6,237,775	2,107,214	3,933,668	196,893	-
Total Contractual Obligations	$ 7,122,786	$2,241,281	$4,572,889	$ 308,616	-

(1) Our loan from Bank One matures in October 2007. The loan's maturity can be accelerated in the event of a material adverse change or upon other occurrences described in the related credit agreement.
(2) These are our leased facilities.

In addition to the information shown in the table above, estimated annual interest to be paid on our line of credit with Bank One would be approximately $30,000 per year, assuming an average interest rate of 5.00% and there was no repayment of principal until maturity. Management expects to continue repaying principal as our cash flow allows and as a result, would expect the interest to be paid to be lower than the $30,000 estimate. The interest rate on the capital lease is 0%. Any imputed interest over the term of the lease would be insignificant.

Summary of Critical Accounting Policies

Management strives to report the financial results of the Company in a clear and understandable manner, although in some cases accounting and disclosure rules are complex and require us to use technical terminology. We follow generally accepted accounting principles in the U.S. in preparing our consolidated financial statements. These principles require us to make certain estimates and apply judgments that affect our financial position and results of operations. Management continually reviews its accounting policies, how they are applied and how they are reported and disclosed in our financial statements. Following is a summary of our more significant accounting policies and how they are applied in preparation of the financial statements.

Basis of Consolidation. We report our financial information on a consolidated basis. Therefore, unless there is an indication to the contrary, financial information is provided for the parent company, The Leather Factory, Inc., and its subsidiaries as a whole. Transactions between the parent company and any subsidiaries are eliminated for this purpose. We own all of the capital stock of our subsidiaries, and we do not have any subsidiaries that are not consolidated. None of our subsidiaries are "off balance sheet."

Revenue Recognition. We recognize revenue for retail (over the counter) sales as transactions occur and other sales upon shipment of our products provided that there are no significant post-delivery obligations to the customer and collection is reasonably assured, which generally occurs upon shipment. Net sales represent gross sales less negotiated price allowances, product returns, and allowances for defective merchandise.

Allowance for Accounts Receivable. We reduce accounts receivable by an allowance for amounts that may become uncollectible in the future. This allowance is an estimate based primarily on our evaluation of the customer's financial condition, past collection history, and the aging of the account. If the financial condition of any of our customers deteriorates, resulting in an impairment or inability to make payments, additional allowances may be required.

Inventory. Inventory is stated at the lower of cost or market and is accounted for on the "first in, first out" method. This means that sales of inventory treat the oldest item of identical inventory as being the first sold. In addition, we periodically reduce the value of our inventory for slow-moving or obsolete inventory. This reduction is based on management's review of items on hand compared to their estimated future demand. If actual future demand is less favorable than those projected by management, additional write-downs may be necessary. Goods shipped to us are recorded as inventory owned by us when the risk of loss shifts to us from the supplier.

Goodwill. We have indicated previously that a change in the accounting rules necessitated a change in 2002 in how we report goodwill on our balance sheet. As a result, we incurred an impairment write-down in 2002 of our investment in Roberts, Cushman in the amount of $4.0 million. The remaining goodwill on our balance sheet is analyzed by management periodically to determine the appropriateness of its carry value. As of December 31, 2004, management determined that the present value of the discounted estimated future cash flows of the stores associated with the goodwill is sufficient to support their respective goodwill balances. If actual results of these stores differ significantly from management's projections, such difference could affect the present value calculation in the future resulting in an impairment of all or part of the goodwill currently carried on our balance sheet.

Forward-Looking Statements

"Management's Discussion and Analysis of Financial Condition and Results of Operations" of this report contain forward-looking statements of management. In general, these are predictions or suggestions of future events and statements or expectations of future occurrences. There are certain important risks that could cause results to differ materially from those anticipated by some of the forward-looking statements. Some, but not all, of the important risks which could cause actual results to differ materially from those suggested by the forward-looking statements include, among other things:

- We might fail to realize the anticipated benefits of the opening of Tandy Leather retail stores or we might be unable to obtain sufficient new locations on acceptable terms to meet our growth plans. Also, other retail initiatives might not be successful.

- Political considerations here and abroad could disrupt our sources of supplies from abroad or affect the prices we pay for goods.

- Continued involvement by the United States in war and other military operations in the Middle East and other areas abroad could disrupt international trade and affect the Company's inventory sources.

- The recent slump in the economy in the United States, as well as abroad, may cause our sales to decrease or not to increase or adversely affect the prices charged for our products. Also, hostilities, terrorism or other events could worsen this condition.

- As a result of the on-going threat of terrorist attacks on the United States, consumer buying habits could change and decrease our sales.

- Livestock diseases such as mad cow could reduce the availability of hides and leathers or increase their cost. Also, the prices of hides and leathers fluctuate in normal times, and these fluctuations can affect the Company.

- If, for whatever reason, the costs of our raw materials and inventory increase, we may not be able to pass those costs on to our customers, particularly if the economy has not recovered from its downturn.

- Other factors could cause either fluctuations in buying patterns or possible negative trends in the craft and western retail markets. In addition, our customers may change their preferences to products other than ours, or they may not accept new products as we introduce them.

- Tax or interest rates might increase. In particular, interest rates are likely to increase at some point from their present low levels. These increases will increase our costs of borrowing funds as needed in our business.

- Any change in the commercial banking environment may affect us and our ability to borrow capital as needed.

- Other uncertainties, which are difficult to predict and many of which are beyond the control of the Company, may occur as well.

The Company does not intend to update forward-looking statements

INDEPENDENT DIRECTORS

T. Field Lange
President
Lange & Associates, PC
Fort Worth, Texas

Joseph R. Mannes
Managing Director
SAMCO Capital Markets
Dallas, Texas

H.W. Markwardt
Retired
Fort Worth, Texas

Michael A. Markwardt
Managing Partner
Legare, LP
Fort Worth, Texas

Michael A. Nery
Manager
Nery Capital Partners
Asheville, North Carolina

EXECUTIVE OFFICERS AND DIRECTORS

Wray Thompson
Chairman of the Board and Chief Executive Officer

Shannon L. Greene
Chief Financial Officer and Treasurer

Ronald C. Morgan
President and Chief Operating Officer

EXECUTIVE OFFICERS (NON DIRECTORS)

Robin Morgan
Vice President – Administration

William M. Warren
Secretary & General Counsel

SEC FORM 10-K

STOCKHOLDERS MAY OBTAIN A COPY OF THE COMPANY'S ANNUAL REPORT TO THE SECURITIES AND EXCHANGE COMMISSION ON FORM 10-K WITHOUT CHARGE (EXCEPT FOR EXHIBITS) BY WRITING TO:
INVESTOR RELATIONS
THE LEATHER FACTORY, INC.
PO BOX 50429
FORT WORTH, TEXAS 76105-0429

CORPORATE HEADQUARTERS

The Leather Factory, Inc.
3847 East Loop 820 South
Fort Worth, Texas 76119
Phone: 817/496-4414
Facsimile: 817/496-9806
www.leatherfactory.com
www.tandyleather.com

TRANSFER AGENT

Securities Transfer Corporation
2591 Dallas Parkway, Suite 102
Frisco, Texas 75034
Phone: 469/633-0101
Facsimile: 469/633-0088

STOCK EXCHANGE LISTING

The common stock is listed on the American Stock Exchange (trading symbol: TLF).

ANNUAL MEETING

The annual meeting of stockholders will be held at 10:00 a.m. on Monday, May 23, 2005
Hall of Fame Room at the Wyndham Hotel
1500 Convention Center Drive
Arlington, Texas 76011.

The Leather Factory, Inc.

FINANCIAL INFORMATION

December 31. 2004

The Leather Factory, Inc.
Consolidated Balance Sheets

	December 31, 2004	December 31, 2003
ASSETS		
CURRENT ASSETS:		
Cash	$2,560,202	$ 1,728,344
Accounts receivable-trade, net of allowance for doubtful accounts of $85,000 and $31,000 in 2004 and 2003, respectively	2,032,289	1,828,738
Inventory	12,749,709	11,079,893
Prepaid income taxes	-	206,023
Deferred income taxes	199,308	134,312
Other current assets	629,723	702,236
Total current assets	18,171,231	15,679,546
PROPERTY AND EQUIPMENT, at cost	6,005,526	5,574,992
Less accumulated depreciation and amortization	(4,100,961)	(3,669,099)
	1,904,565	1,905,893
GOODWILL, net of accumulated amortization of $758,000 and $758,000 in 2004 and 2003, respectively	742,860	704,235
OTHER INTANGIBLES, net of accumulated amortization of $185,000 and $164,000 in 2004 and 2003, respectively	437,758	432,549
OTHER assets	910,749	336,183
	$22,167,163	**$19,058,406**
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable-trade	$ 1,954,146	$ 1,545,079
Accrued expenses and other liabilities	1,682,003	1,000,427
Income taxes payable	22,764	-
Current maturities of capital lease obligation	134,067	1,134
Total current liabilities	3,792,980	2,546,640
DEFERRED INCOME TAXES	313,006	209,289
LONG-TERM DEBT, net of current maturities	505,154	1,792,984
CAPITAL LEASE OBLIGATION, net of current maturities	245,790	-
COMMITMENTS AND CONTINGENCIES	-	-
STOCKHOLDERS' EQUITY:		
Preferred stock, $0.10 par value; 20,000,000 shares authorized, none issued or outstanding	-	-
Common stock, $0.0024 par value; 25,000,000 shares authorized, 10,560,661 and 10,487,961 shares issued at 2004 and 2003, 10,554,711 and 10,487,961 outstanding at 2004 and 2003, respectively	25,345	25,171
Paid-in capital	4,796,999	4,673,158
Retained earnings	12,458,760	9,804,719
Treasury stock	(25,487)	-
Less: Notes receivable-secured by common stock	-	(20,000)
Accumulated other comprehensive income	54,616	26,445
Total stockholders' equity	17,310,233	14,509,493
	$22,167,163	**$19,058,406**

The accompanying notes are an integral part of these financial statements.

The Leather Factory, Inc.
Consolidated Statements of Income
For the Years Ended December 31,

	2004	2003	2002
NET SALES	$ 46,146,284	$ 41,712,191	$ 39,728,615
COST OF SALES	20,706,239	19,020,292	18,393,914
Gross Profit	25,440,045	22,691,899	21,334,701
OPERATING EXPENSES	21,181,599	18,594,240	17,202,927
INCOME FROM OPERATIONS	4,258,446	4,097,659	4,131,774
OTHER (INCOME) EXPENSE:			
Interest expense	53,400	206,942	246,878
Other, net	(8,600)	(81,773)	65,039
Total other expense	44,800	125,169	311,917
INCOME BEFORE INCOME TAXES AND CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	4,213,646	3,972,490	3,819,857
PROVISION FOR INCOME TAXES	1,559,605	1,232,116	1,224,868
NET INCOME BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	2,654,041	2,740,374	2,594,989
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE, NET OF INCOME TAXES	-	-	(4,008,831)
NET INCOME (LOSS)	$2,654,041	$ 2,740,374	$ (1,413,842)
NET INCOME (LOSS) PER COMMON SHARE – BASIC:			
INCOME BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCTG PRINCIPLE	$0.25	$ 0.27	$ 0.26
CUMULATIVE EFFECT OF CHANGE IN ACCTG PRINCIPLE, NET OF TAX	-	-	(0.40)
	$0.25	$ 0.27	$ (0.14)
NET INCOME (LOSS) PER COMMON SHARE – DILUTED:			
INCOME BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCTG PRINCIPLE	$0.24	$ 0.25	$ 0.24
CUMULATIVE EFFECT OF CHANGE IN ACCTG PRINCIPLE, NET OF TAX	-	-	(0.37)
	$0.24	$ 0.25	$ (0.13)
Weighted Average Number of Shares Outstanding:			
Basic	10,543,994	10,323,549	10,063,581
Diluted	10,957,518	10,861,305	10,761,670

The accompanying notes are an integral part of these financial statements.

The Leather Factory, Inc.
Consolidated Statements of Cash Flows
For the Years Ended December 31,

	2004	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income (loss)	$ 2,654,041	$ 2,740,374	$ (1,413,842)
Adjustments to reconcile net income (loss) to net cash			
Provided by operating activities -			
Depreciation and amortization	452,653	529,262	491,312
Loss on disposal of assets	(2,000)	(9,103)	-
Amortization of deferred financing costs	-	-	37,038
Deferred income taxes	38,721	47,991	(30,184)
Other	20,123	47,235	(2,502)
Cumulative effect of change in accounting principle	-	-	4,008,831
Net changes in assets and liabilities, net of effect of business acquisitions:			
Accounts receivable-trade, net	(112,738)	109,960	359,255
Inventory	(1,303,762)	1,615,451	(3,463,866)
Income taxes	228,787	(150,379)	16,124
Other current assets	(102,163)	(30,119)	(192,726)
Accounts payable-trade	406,357	(49,830)	291,311
Accrued expenses and other liabilities	658,692	(1,502,904)	1,332,179
Total adjustments	284,670	607,564	2,846,772
Net cash provided by operating activities	**2,938,711**	**3,347,938**	**1,432,930**
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of property and equipment	(369,559)	(360,202)	(1,073,515)
Payments in connection with businesses acquired	(556,794)	-	(435,747)
Proceeds from sale of assets	2,000	6,217	-
Decrease (increase) in other assets	10,280	(27,970)	(14,754)
Other intangible costs	-	-	(1,625)
Net cash used in investing activities	**(914,073)**	**(381,955)**	**(1,525,641)**
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net decrease in revolving credit loans	(1,287,830)	(2,420,550)	(286,889)
Payments on notes payable and long-term debt	(23,478)	(6,556)	(27,483)
Decrease (increase) in cash restricted for payment on revolver	-	553,839	(62,110)
Payments received on notes secured by common stock	20,000	24,003	27,936
Repurchase of common stock (treasury stock)	(25,487)	-	-
Proceeds from issuance of common stock and warrants	124,015	510,068	133,774
Net cash used in financing activities	**(1,192,780)**	**(1,339,196)**	**(214,772)**
NET INCREASE (DECREASE) IN CASH	831,858	1,626,787	(307,483)
CASH, beginning of period	1,728,344	101,557	409,040
CASH, end of period	$2,560,202	$ 1,728,344	$ 101,557

	2004	2003	2002
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:			
Interest paid during the period	$ 59,773	$ 216,275	$ 213,791
Income tax paid during the period, net of (refunds)	1,197,347	1,138,799	1,254,679
NON-CASH INVESTING ACTIVITIES:			
Equipment acquired under capital lease financing arrangements	$ 402,201	-	-

The accompanying notes are an integral part of these financial statements.

The Leather Factory, Inc.
Consolidated Statements of Stockholders' Equity
For the Years Ended December 31, 2004, 2003 and 2002

	Number of Shares	Par Value	Pain-In Capital	Treasury Stock	Retained Earnings	Notes Receivable Secured by Common Stk	Accumulated Other Cumulative Income (Loss)	Total	Comprehensive Income (Loss)
BALANCE, December 31, 2001	9,991,161	$23,979	$4,030,508	-	$8,478,187	$(71,939)	$(37,064)	$12,423,671	
Payments on notes receivable secured by common stock	-	-	-	-	-	27,936	-	27,936	
Shares issued - stock options exercised	158,800	381	133,393	-	-	-	-	133,774	
Net loss	-	-	-	-	(1,413,842)	-	-	(1,413,842)	$(1,413,842)
Translation adjustment	-	-	-	-	-	-	(1,477)	(1,477)	(1,477)
BALANCE, Decembe31, 2002	10,149,961	$24,360	$4,163,901	-	$7,064,345	$(44,003)	$(38,541)	$11,170,062	
Comprehensive income for the year ended December 31, 2002									$(1,415,319)
Payments on notes receivable secured by common stock	-	-	-	-	-	24,003	-	24,003	
Shares issued - stock options exercised	338,000	811	442,016	-	-	-	-	442,827	
Warrants to acquire 100,000 shares of common stock issued	-	-	67,241	-	-	-	-	67,241	
Net income	-	-	-	-	2,740,374	-	-	2,740,374	$2,740,374
Translation adjustment	-	-	-	-	-	-	64,986	64,986	64,986
BALANCE, December 31, 2003	10,149,961	$25,171	$4,673,158	-	$9,804,719	$(20,000)	26,445	$14,509,493	
Comprehensive income for the year ended December 31, 2003									$ 2,805,360
Payments on notes receivable secured by common stock	-	-	-	-	-	20,000	-	20,000	
Shares issued - stock options exercised	72,700	174	74,896	-	-	-	-	75,070	
Warrants to acquire 50,000 shares of common stock issued	-	-	48,945	-	-	-	-	48,945	
Purchase of treasury stock	-	-	-	(25,487)	-	-	-	(25,487)	
Net income	-	-	-	-	2,654,041	-	-	2,654,041	$2,654,041
Translation adjustment	-	-	-	-	-	-	28,171	28,171	28,171
BALANCE, December 31, 2004	10,560,661	$25,345	$4,771,512	$(25,487)	$12,458,760	-	$54,616	$17,310,233	
Comprehensive income for the year ended December 31, 2004									$2,682,212

The accompanying notes are an integral part of these financial statements.

THE LEATHER FACTORY, INC.
NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

DECEMBER 31, 2004, 2003, and 2002

1. SIGNIFICANT ACCOUNTING POLICIES

- ***Business***

Our primary line of business is the sale of leather, leather crafts and related supplies. We sell our products via company-owned stores throughout the United States and Canada. Numerous customers including retailers, wholesalers, assemblers, distributors and other manufacturers are geographically disbursed throughout the world. The Company also has light manufacturing facilities in Texas and New York.

- *Management estimates and reporting*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the periods presented. Actual results could differ from those estimates. Significant assets and liabilities with reported amounts based on estimates include trade accounts receivables and deferred income taxes.

- *Principles of consolidation*

The consolidated financial statements include the accounts of The Leather Factory, Inc. and its wholly owned subsidiaries, The Leather Factory, L.P. (a Texas limited partnership) and its corporate partners, Tandy Leather Company, L.P. (a Texas limited partnership) and its corporate partners, Roberts, Cushman & Company, Inc. (a New York corporation), and The Leather Factory of Canada, Ltd. (a Canadian corporation). All intercompany accounts and transactions have been eliminated in consolidation.

- *Foreign currency translation*

Foreign currency translation adjustments arise from activities of the Company's Canadian operations. Results of operations are translated into U.S. dollars using the average exchange rates during the period, while assets and liabilities are translated using period-end exchange rates. Foreign currency translation adjustments of assets and liabilities are recorded in stockholders' equity.

- *Revenue recognition*

The Company's sales generally occur via two methods: (1) at the store counter, and (2) shipment by common carrier. Sales at the counter are recorded and title passes as transactions occur. Otherwise, sales are recorded and title passes when the merchandise is shipped to the customer. Shipping terms are normally FOB shipping point.

The Company offers an unconditional satisfaction guarantee to all customers and accepts all product returns. Net sales represent gross sales less negotiated price allowances, product returns, and allowances for defective merchandise.

- *Discounts*

The Company maintains four price levels on a consistent basis: retail, wholesale, business, and distributor. Gross sales are reported after deduction of discounts. The Company does not pay slotting fees or make other payments to resellers. Several customers require the Company to participate in their cooperative advertising programs. These programs are a negotiated percentage of their purchases and are accounted for as a reduction of sales.

- *Expense categories*

Cost of goods sold include inbound freight and duty charges from vendors to the Company's central warehouse, freight and handling charges to move merchandise from the central warehouse to the Company's stores, and manufacturing overhead, as appropriate.

Operating expenses include all selling, general and administrative costs including wages and related employee expenses (payroll taxes, health benefits, ESOP contributions, etc.), advertising, outbound freight charges (to ship merchandise to customers), rent, and utilities.

- *Property and equipment, net of accumulated depreciation and amortization*

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which are five to ten years for equipment, five to seven years for furniture and fixtures, and five years for vehicles. Leasehold improvements are amortized over the lesser of the life of the lease or the useful life of the asset. Repairs and maintenance costs are expensed as incurred.

- *Inventory*

Inventory is valued at the lower of first-in, first-out cost or market. In addition, the value of inventory is periodically reduced for slow-moving or obsolete inventory based on management's review of items on hand compared to their estimated future demand.

- *Impairment of long-lived assets*

The Company adopted SFAS No. 144, *Accounting for the Impairment or Disposal of Long-lived Assets*, effective January 1, 2002. The statement supersedes SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of,* and the accounting and reporting provisions of Accounting Principles Board (APB) Opinion No. 30, *Reporting the Results of Operations for a Disposal of a Segment of a Business*. The adoption of SFAS No. 144 did not affect the financial condition or results of operations of the Company.

- *Earnings per share*

Basic earnings per share are computed based on the weighted average number of common shares outstanding during the period. Diluted earnings per share includes, to the extent inclusion of such shares would be dilutive to earnings per share, the effect of outstanding options and warrants, computed using the treasury stock method. Unearned shares, if any, held by the Employees' Stock Ownership Plan (ESOP) are deemed not to be outstanding for earnings per shares calculations.

BASIC	**2004**	**2003**	**2002**
Net income (loss)	$2,654,041	$ 2,740,374	$(1,413,842)
Weighted average common shares outstanding	10,543,994	10,323,549	10,063,581
Earnings per share - basic	**$ 0.25**	**$ 0.27**	**$ (0.14)**
DILUTED			
Net income (loss)	$ 2,654,041	$ 2,740,374	$(1,413,842)
Weighted average common shares outstanding	10,543,994	10,323,549	10,063,581
Effect of assumed exercise of stock options and warrants	413,524	537,756	698,089
Weighted average common shares outstanding, assuming dilution	10,957,518	10,861,305	10,761,670
Earnings per share - diluted	**$ 0.24**	**$ 0.25**	**$ (0.13)**
Outstanding options and warrants excluded as anti-dilutive	136,000	60,000	-

For additional disclosures regarding the employee stock options and the warrants, see Note 9. The net effect of converting stock options and warrants to purchase 752,500 and 792,700 shares of common stock at option prices less than the average market prices has been included in the computations of diluted EPS for the years ended December 31, 2004 and 2003, respectively.

- ***Goodwill and other intangibles***

Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," prescribes a two-phase process for impairment testing of goodwill, which is performed once annually, absent indicators of impairment. The first phase screens for impairment, while the second phase (if necessary) measures the impairment. As a result of SFAS 142, an impairment write-down occurred in the first quarter of 2002 of the investment in subsidiary, Roberts, Cushman & Company, Inc., in the amount of $4.0 million. Goodwill remaining on the balance sheet is analyzed by management periodically to determine the appropriateness of its carrying value. Management has elected to perform the annual analysis during the fourth calendar quarter of each year. As of December 31, 2004, management determined that the present value of the discounted estimated future cash flows of the stores associated with the goodwill is sufficient to support their respective goodwill balances.

Under SFAS 142, goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. The Company's reporting units are generally the same as the operating segments identified in Note 11 – Segment Information. The new methodology in SFAS 142 differs from the Company's prior policy, which was permitted under earlier accounting standards, of using undiscounted cash flows of the acquired asset to determine if goodwill is recoverable.

A summary of changes in the Company's goodwill for the years ended December 31, 2004 and 2003 is as follows:

	Leather Factory	Tandy Leather
Balance, December 31, 2002	$333,655	$352,829
Acquisitions and adjustments	17,751	-
Impairments	-	-
Balance, December 31, 2003	351,406	352,829
Acquisitions and adjustments	8,048	30,577
Impairments	-	-
Balance, December 31, 2004	$359,454	$383,406

As of December 31, 2004 and 2003, the Company's intangible assets and related accumulated amortization consisted of the following:

As of December 31, 2004:

	Gross	Accumulated Amortization	Net
Trademarks, Copyrights	$ 544,369	$ 174,611	$ 369,758
Non-Compete Agreements	78,000	10,000	68,000
	$ 622,369	$ 184,611	$ 437,758

As of December 31, 2003:

	Gross	Accumulated Amortization	Net
Trademarks, Copyrights	$ 544,369	$ 138,320	$ 406,049
Non-Compete Agreements	52,000	25,500	26,500
	$ 596,369	$ 163,820	$ 432,549

Excluding goodwill, the Company has no intangible assets not subject to amortization under SFAS 142. Amortization of intangible assets of $33,782 in 2004, $52,215 in 2003, and $48,283 in 2002 was recorded in operating expenses. Based on the current amount of intangible assets subject to amortization, the estimated amortization expense for each of the succeeding 5 years are as follows:

	Leather Factory	Tandy Leather	Total
2005	$5,954	$32,837	$38,791
2006	5,954	32,837	38,291
2007	5,954	31,837	37,791

2008	5.954	30,337	36,291
2009	5,954	30,337	36,291

During 2004, the Company acquired the following intangible assets:

		Amortization Period
Non-Compete Agreements	$26,000	3 - 5 years

- ***Fair value of financial Instruments***

The principal financial instruments held consist of accounts receivable, accounts payable, notes payable and long-term debt. The carrying value of accounts receivable and accounts payable approximate their fair value due to the relatively short-term nature of the accounts. The interest rates on the Company's notes payable and long-term debt fluctuate with changes in the prime rate and are the rates currently available to the Company; therefore, the carrying amount of those instruments approximates their fair value.

- ***Deferred taxes***

Deferred income taxes result from temporary differences in the bases of our assets and liabilities reported for book and tax purposes.

- ***Stock options***

We periodically grant stock options for a fixed number of shares to employees and non-employee directors with an exercise price equal to the fair market value of the shares at the date of grant. We account for stock option grants to employees and directors using the intrinsic value method. Under the intrinsic value method, compensation associated with stock awards to employees and directors is determined as the difference, if any, between the current fair value of the underlying common stock on the date compensation is measured and the price the employee or director must pay to exercise the award. The measurement date for employee awards is generally the date of grant.

At December 31, 2004, we had two stock-based compensation plans, which are described more fully in Note 9. No stock-based compensation cost is reflected in net income in 2004 and 2003, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if we had applied the fair value recognition provisions of FASB Statement No. 123, *Accounting for Stock-Based Compensation*, to stock-based compensation.

	Years Ended December 31,		
	2004	2003	2002
Net income (loss), as reported	$ 2,654,041	$ 2,740,374	$ (1,413,842)
Plus: Stock -based employee compensation expense included in reported net income, net of tax	-	-	-
Less: Total stock-based compensation expense determined under fair value based method for all awards, net of related tax effects	117,443	98,186	103,619
Pro forma net income (loss)	2,536,598	2,642,188	$ (1,517,461)
Earnings (loss) per share:			
Basic - as reported	$ 0.25	$ 0.27	$ (0.14)
Basic - pro forma	$ 0.24	$ 0.26	$ (0.15)
Diluted - as reported	$ 0.24	$ 0.25	$ (0.13)
Diluted - pro forma	$ 0.23	$ 0.24	$ (0.14)

The fair value of options at the date of grant was estimated using the Black-Scholes option pricing model with the following weighted-average assumptions:

	2004	2003	2002
Volatility	36.4%	69.6%	73.6%
Expected option life	3-5	5	5

Interest rate (risk free)	3.375%	3.25%	3.00%
Dividends	None	None	None

The effect on 2004, 2003 and 2002 pro forma net income (loss) and earnings (loss) per share of the estimated fair value of stock options and shares are not necessarily representative of the effects on the results of operations in the future. In addition, the estimates made utilize a pricing model developed for traded options with relatively short lives; our option grants typically have a life of up to ten years and are not transferable. Therefore, the actual fair value of a stock option grant may be different from our estimates. We believe that our estimates incorporate all relevant information and represent a reasonable approximation in light of the difficulties involved in valuing non-traded stock options.

In December 2004, SFAS No. 123 (revised 2004), "Share-Based Payment" (SFAS 123R) was issued. SFAS 123R replaces SFAS No. 123 and supercedes APB Opinion No. 25. The Company is required to adopt SFAS 123R beginning July 1, 2005. SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. The pro forma disclosures previously permitted under SFAS no longer will be an alternative to financial statement recognition. Sec Note 12 - Recent Accounting Pronouncements for additional information.

- ***Comprehensive income***

Comprehensive income represents all changes in stockholders' equity, exclusive of transactions with stockholders. The accumulated balance of foreign currency translation adjustments is presented in the consolidated financial statements as "accumulated other comprehensive income or loss".

- ***Shipping and handling costs***

All shipping and handling costs incurred by the Company are included in operating expenses on the statements of income. These costs totaled approximately $1,360,000, $1,206,000 and $1,284,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

- ***Advertising***

With the exception of catalog costs, advertising costs are expense as incurred. Catalog costs are capitalized and expensed over the estimated useful life of the particular catalog in question, which is typically twelve to eighteen months. Such capitalized costs are included in other current assets and totaled $217,000 and $102,304 at December 31, 2004 and 2003, respectively. Total advertising expense was $2,571,124 in 2004; $2,399,879 in 2002; and $2,265,659 in 2002.

The Company agrees to list the names and addresses of the Authorized Sales Centers (ASCs) in certain mailing pieces produced. The inclusion of these names and addresses are at the Company's sole discretion. The production and distribution of direct mailings is the primary method of advertising used by the Company and normally consists of 50 to 75 unique mailing pieces annually. Normally, the ASCs are included in six to eight of those pieces. The Company believes that the inclusion of these ASC locations in the flyers has no impact on the financial statements of the Company.

- ***Cash flow presentation***

For purposes of the statement of cash flows, the Company considers all highly liquid investments with initial maturities of three months or less from the date of purchase to be cash equivalents.

2. VALUATION AND QUALIFYING ACCOUNTS

- Allowance for uncollectible accounts

We maintain allowances for bad debts based on factors such as the composition of accounts receivable, the age of the accounts, historical bad debt experience, and management's evaluation of the financial condition and past collection history of each customer. Accounts are written off as they are deemed uncollectible based on a periodic review of accounts. Our allowance for doubtful accounts was $85,132 and $31,469, respectively, at December 31, 2004 and 2003. The reduction in 2003 was due to improvements in trade accounts receivable and collections of accounts for which reserves had been provided. The 2004 reserve balance returned to a more normal level based on our general evaluation of the collectibility of our accounts. The following is a roll forward of the allowance for doubtful accounts:

Year ended:	Balance at Beginning of Year	Reserve "purchased" during year	Adds (reductions) changed to costs and expenses	Foreign exchange gain/loss	Write-offs	Balance at end of year
December 31, 2004	$ 31,469	9,785	104,587	4,980	(65,688)	$85,133
December 31, 2003	$ 77,657	-	87,175	967	(134,330)	$31,469
December 31, 2002	$190,890	-	(30,197)	24	(83,060)	$77,657

- Sales returns and defective merchandise

Product returns are generally recorded directly against sales as those returns occur. Historically, the amount of returns is immaterial and as a result, no reserve is recorded in the financial statements.

- *Slow-moving and obsolete inventory*

The majority of inventory items maintained by the Company have no restrictive shelf life. Management reviews all inventory items annually to determine what items should be eliminated from the product line. Items are selected for several reasons: (1) the item is slow-moving; (2) the supplier is unable to provide an acceptable quality or quantity; or (3) to maintain a freshness in the product line. Once an item has been selected to discontinue, we devalue the cost of the item by 25% of its original value each quarter until its value has been reduced to zero. Reductions in inventory for slow-moving and obsolete inventory are recorded directly against inventory.

3. BALANCE SHEET COMPONENTS

	12/31/04	12/31/03
INVENTORY		
Finished goods held for sale	$11,571,869	$ 9,902,140
Raw materials and work in process	1,177,840	1,177,753
TOTAL	$12,749,709	$11,079,893
PROPERTY AND EQUIPMENT		
Leasehold improvements	$1,181,828	$1,100,785
Equipment	3,837,654	3,572,506
Furniture and fixtures	939,976	843,851
Vehicles	46,068	57,850
	6,005,526	5,574,992
Less: accumulated depreciation	(4,100,961)	(3,669,099)
TOTAL	$1,904,565	$1,905,893

Depreciation expense was $444,878, $477,047, and $443,029 for the years ended December 31, 2004, 2003 and 2002, respectively.

	12/31/04	12/31/03
OTHER CURRENT ASSETS		
Accounts receivable - employees	$40,401	$23,375
Accounts receivable - other	70,814	24,691
Prepaid expenses	436,011	495,334
Payments on merchandise not rec'd	82,497	158,836
TOTAL	$629,723	$702,236
OTHER ASSETS		
Security deposits - utilities, locations, etc.	$ 75,903	$ 73,193
Leather art collection	250,000	250,000
Other	-	12,990
Computer software not implemented yet	584,846	-
TOTAL	$910,749	$336,183
ACCR EXPS AND OTHER LIABILITIES		
Accrued bonuses	$ 768,937	$ 527,880

Accrued payroll	212,298	220,055
Accrued ESOP contribution	140,000	-
Sales and payroll taxes payable	208,896	154,948
Other	351,872	97,544
TOTAL	$1,682,003	$1,000,427

4. NOTES PAYABLE AND LONG-TERM DEBT

On November 1, 2004, the Company entered into a Credit Agreement with Bank One, N.A. ("Bank One"), pursuant to which Bank One agreed to provide a revolving credit facility of up to $3,000,000. The revolver bears interest at prime less .5% or LIBOR plus 1.35% and matures on October 6, 2007. Proceeds of the closing of the Credit Facility were used to pay all amounts due and owing by the Company pursuant to the Credit and Security Agreement by and between the Company and Wells Fargo Bank, N.A. ("WFB"). At closing, the Company's revolving line of credit with WFB in the principal amount of $975,000 was satisfied in its entirety.

On November 3, 2003, the Company entered into a Credit and Security Agreement with Wells Fargo Bank Texas, N.A. ("WFB-TX"), pursuant to which WFB-TX agreed to provide a revolving credit facility of up to $6,000,000. The revolver bears interest at prime less .5% and matures on November 3, 2005. Proceeds of the closing of the Credit Facility were used to pay all amounts due and owing by the Company pursuant to the Credit and Security Agreement, as amended, by and between the Company and Wells Fargo Bank Minnesota, N.A. ("WFB-MN"). At closing, the Company's revolving line of credit with WFB-MN in the principal amount of $2,054,549 was satisfied in its entirety.

On November 26, 2003, the Company entered into the First Amendment to the Credit and Security Agreement ("Amendment 1") with WFB-TX. There, WFB-TX approved the Company's request for a reduction in the maximum loan amount to $5,000,000, a reduction of $1,000,000. Also, Amendment 1 modified the original restriction regarding the repurchase of treasury stock to allow for treasury stock repurchases under $150,000.

At December 31, 2004 and 2003, the amounts outstanding under the above agreements consisted of the following:

	2004	**2003**
Credit Agreement with Bank One – collateralized by inventory and accounts receivable; payable as follows: Line of Credit Note dated October 6, 2004 in the maximum principal amount of $3,000,000 with revolving features as more fully described below – interest due quarterly at prime less .5% (4.75% at 12/31/2004) or LIBOR plus 1.35%; matures October 6, 2007	$ 505,154	-
Credit and Security Agreement with WFB-TX – collateralized by all of the assets of the Company; payable as follows: Revolving Note, as amended, dated November 3, 2003 in the maximum principal amount of $5,000,000 with revolving features as more fully described below – interest due monthly at prime less .5% (3.5% at December 31, 2003); matures November 3, 2005	-	$1,792,984
	505,154	1,792,984
Less - Current maturities	-	-
	$ 505,154	$1,792,984

The terms of the Credit Facility contain various covenants which, among other things, require the Company to meet a specific debt service coverage ratio and limit capital expenditures. Other covenants prohibit the Company from incurring indebtedness except as permitted by the terms of the Credit Facility, from entering into any new business or making material changes in any of the Company's business objectives, purposes or operations. The facility places an affirmative duty on the Company to disclose any covenant violation to the lender.

Scheduled maturities of the Company's notes payable and long-term debt are as follows:

2005	$ -
2006	-
2007	505,154
2008	-
	$ 505,154

5. CAPITAL LEASE OBLIGATIONS

The Company leases certain licensed software under a capital lease agreement. The asset subject to the agreement totaling $402,201 is included in other assets as of December 31, 2004. The asset will be reclassified into property and equipment once the conversion and implementation process is completed.

The Company leases certain warehouse equipment under a capital lease agreement. Assets subject to the agreement totaling $18,651 and related accumulated depreciation of $6,262 are included in property and equipment as of December 31, 2003.

At December 31, 2004 and 2003, the amounts outstanding under capital lease obligations consisted of the following:

	2004	2003
Capital Lease secured by certain licensed software – total monthly principal payments of $11,172, no interest, maturing October 2007	$ 379,857	-
Capital Lease secured by equipment – total monthly principal and interest payments of $572 at approximately 12% interest; maturing February 2004	-	1,134
	379,857	1,134
Less - Current maturities	134,067	1,134
	$ 245,790	$ -

6. EMPLOYEE BENEFIT PLAN

The Company has an Employee Stock Ownership Plan (the "Plan") for employees with at least one year of service (as defined by the Plan) and who have reached their 21st birthday. Under the Plan, the Company makes annual cash or stock contributions to a trust for the benefit of eligible employees. As of December 31, 2004, 213 employees and former employees were participants in or beneficiaries of the ESOP. The trust invests in shares of the Company's common stock. The amount of the Company's annual contribution is discretionary. Benefits under the Plan are 100% vested after three years of service and are payable upon death, disability or retirement. Vested benefits are payable upon termination of employment.

The Company applies Statement of Position 93-6 (SOP 93-6), "Employers' Accounting for Employee Stock Ownership Plans," of the Accounting Standards Division of the American Institute of CPAs. During 2004, 2003, and 2002, respectively, the Company contributed $250,000; $221,400; and $345,312 in cash as current year contributions to the plan and recognized compensation expense related to these payments.

The following table summarizes the number of shares held by the Plan and the market value as of December 31, 2004, 2003, and 2002:

	Number of Shares			Market Value		
	2004	2003	2002	2004	2003	2002
Allocated	948,147	981,540	956,320	$3,365,922	$4,750,654	$3,232,362
Unearned	-	-	-	-	-	-
Total	948,147	981,540	956,320	$3,365,922	$4,750,654	$3,232,362

The Company currently offers no postretirement or postemployment benefits to its employees.

7. INCOME TAXES

The provision for income taxes consists of the following:

		2004	2003	2002
Current provision:	Federal	$1,380,951	$1,144,763	$1,078,146
	State	139,933	40,267	51,556
		1,520,884	1,185,030	1,129,702
Deferred provision (benefit):	Federal	33,483	46,850	82,014
	State	5,238	236	13,152
		38,721	47,086	95,166
		$1,559,605	$1,232,116	$1,224,868

Income (loss) before income taxes is earned in the following tax jurisdictions:

	2004	2003	2002
United States	$ 4,078,434	$ 3,744,550	$ 3,794,256
Canada	135,213	227,940	25,601
	$ 4,213,647	$ 3,972,490	$ 3,819,857

The income tax effects of temporary differences that give rise to significant portions of deferred income tax assets and liabilities are as follows:

	2004	2003
Deferred income tax assets:		
Allowance for doubtful accounts	$ 26,546	$ 9,782
Capitalized inventory costs	115,022	103,605
Warrants	42,989	-
Accrued expenses, reserves, and other	57,740	20,925
Total deferred income tax assets	242,297	134,312
Deferred income tax liabilities:		
Property and equipment depreciation	249,892	204,482
Goodwill and other intangible assets amortization	106,103	4,807
Total deferred income tax liabilities	355,995	209,289
Net deferred tax asset (liability)	($113,698)	($ 74,977)

The net deferred tax liability is classified on the balance sheets as follows:

	2004	2003
Current deferred tax assets	$ 199,308	$ 134,312
Long-term deferred tax liabilities	(313,006)	(209,289)
Net deferred tax asset (liability)	$ (113,698)	$ (74,977)

The effective tax rate differs from the statutory rate as follows:

	2004	2003	2002
Statutory rate	34%	34%	34%
State and local taxes	4%	1%	1%
Non-deductible goodwill amortization	0%	0%	0%
Other	(1%)	(4%)	(3%)
Effective rate	37%	31%	32%

8. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company's primary office facility and warehouse are leased under a five-year lease agreement that expires in March 2008. Rental agreements for the stores and warehouse distribution units expire on dates ranging from March 2005 to January 2010. The Company's lease agreement for the manufacturing facility in Long Island City, New York, expires on June 30, 2006.

Rent expense on all operating leases for the years ended December 31, 2004, 2003, and 2002, was $1,994,030, $1,814,457, and $1,465,577, respectively.

Future minimum lease payments under noncancelable operating leases at December 31, 2004 were as follows:

Year ending December 31:	
2005	$ 2,107,214
2006	1,804,686
2007	1,422,200
2008	706,782
2009 and thereafter	196,893
Total minimum lease payments	$6,237,775

Litigation

The Company is involved in various litigation that arise in the ordinary course of its business and operations. There are no such matters pending that the Company expects to have a material impact on its financial position and results of operations.

9. SIGNIFICANT BUSINESS CONCENTRATIONS AND RISK

Major Customers

The Company's revenues are derived from a diverse group of customers primarily involved in the sale of leather crafts. While no single customer accounts for more than 10% of the Company's consolidated revenues in 2004, 2003 and 2002, sales to the Company's five largest customers represented 10.6%, 13.8% and 15.1%, respectively, of consolidated revenues in those years. While management does not believe the loss of one of these customers would have a significant negative impact on the Company's operations, it does believe the loss of several of these customers simultaneously or a substantial reduction in sales generated by them could temporarily affect the Company's operating results.

Major Vendors

The Company purchases a significant portion of its inventory through one supplier. Due to the number of alternative sources of supply, loss of this supplier would not have an adverse impact on the Company's operations.

Credit Risk

Due to the large number of customers comprising the Company's customer base, concentrations of credit risk with respect to customer receivables are limited. At December 31, 2004 and 2003, 16.3% and 20.6%, respectively, of the Company's consolidated accounts receivable were due from three nationally recognized retail chains. The Company does not generally require collateral for accounts receivable, but performs periodic credit evaluations of its customers and believes the allowance for doubtful accounts is adequate. It is management's opinion that if any one or a group of customer receivable balances should be deemed uncollectible, it would not have a material adverse effect on the Company's results of operations and financial condition.

10. STOCKHOLDERS' EQUITY

(a) **Stock Option Plans**

- *1995 Stock Option Plan*

In connection with its 1995 Stock Option Plan for officers and key management employees, the Company has outstanding options to purchase its common stock. The plan provides for the granting of either qualified incentive stock options or non-qualified options at the discretion of the Compensation Committee of the Board of Directors. Options are granted at the fair market value of the underlying common stock at the date of grant and vest over a five-year period. The Company has reserved 1,000,000 shares of common stock for issuance under this plan.

- *1995 Director Non-Qualified Stock Option Plan*

In connection with its 1995 Director Non-qualified Stock Option Plan for non-employee directors, the Company has outstanding options to purchase its common stock. The plan provides for the granting of non-qualified options at the discretion of the Compensation Committee of the Board of Directors. Options are granted at the fair market value of the underlying common stock at the date of grant and vest after six months. The Company has reserved 100,000 shares of common stock for issuance under this plan.

- *Stock Option Summary*

All options expire ten years from the date of grant and are exercisable at any time after vesting. Of the combined 1,100,000 shares available for issuance under the two plans, at December 31, 2004, 2003 and 2002, there were 40,000; 40,000; and 106,000; respectively, in un-optioned shares available for future grants.

A summary of stock option transactions for the years ended December 31, 2004, 2003, and 2002, is as follows:

	2004		2003		2002	
	Option Shares	Weighted Average Exercise Price	Option Shares	Weighted Average Exercise Price	Option Shares	Weighted Average Exercise Price
Outstanding at January 1	675,200	$1.540	747,200	$1.196	846,000	$1.128
Granted	18,000	3.598	68,000	4.200	10,000	2.720
Forfeited or expired	(18,000)	1.350	(2,000)	2.720	-	-
Exchanged	-	-	-	-	-	-
Exercised	(72,700)	1.053	(138,000)	0.972	(108,800)	0.810
Outstanding at December 31	602,500	$1.630	675,200	$1.540	747,200	$1.196
Exercisable at end of year	354,500	$1.320	308,200	$1.158	325,200	$1.017
Weighted-average fair value of options granted during year		$ 1.20		$ 2.31		$ 1.54

The following table summarizes outstanding options into groups based upon exercise price ranges at December 31, 2004:

	Options Oustanding			Options Exercisable		
Exercise Price Range	Option Shares	Weighted Average Exercise Price	Weighted Average Maturity (Years)	Option Shares	Weighted Average Exercise Price	Weighted Average Maturity (Years)
$0.75 or Less	14,000	$0.661	3.16	14,000	$0.661	3.16
$0.76 to $1.125	128,500	$0.865	2.75	118,500	$0.859	2.50
$1.126 to $1.69	370,000	$1.350	6.40	198,000	$1.350	6.40
$1.70 to $2.55	2,000	$1.900	6.74	2,000	$1.900	6.74
$2.56 to $3.84	12,000	$3.270	9.31	2,000	$2.720	7.74
$3.85-$4.24	76,000	$4.165	8.83	20,000	$4.104	8.73
	602,500	$1.630	5.91	354,500	$1.320	5.11

(b) **Warrants**

Warrants to acquire up to 100,000 shares of common stock at $3.10 per share were issued in conjunction with a consulting agreement to an unrelated entity in February 2003. The warrants may be exercised at anytime until expiration on February 12, 2008.

Warrants to acquire up to 50,000 shares of common stock at $5.00 per share were issued in conjunction with a consulting agreement to an unrelated entity in February 2004. The warrants may be exercised at anytime until expiration on February 24, 2009.

A summary of warrant transactions for the years ended December 31, 2004, 2003, and 2002, is as follows:

	2004		2003		2002	
	Option Shares	Weighted Average Exercise Price	Option Shares	Weighted Average Exercise Price	Option Shares	Weighted Average Exercise Price
Outstanding at January 1	100,000	3.1000	200,000	.4375	300,000	.4727
Granted	50,000	5.0000	100,000	3.1000	-	
Forfeited or expired	-	-	-	-	(50,000)	.5430
Exchanged	-	-	-	-	-	

Exercised	-	-	(200,000)	.4375	(50,000)	.5430
Outstanding at December 31	150,000	3.7333	100,000	3.1000	200,000	.4375
Exercisable at year-end	150,000	3.7333	100,000	3.1000	200,000	.4375
Weighted-average fair value of Warrants granted during year	$ 0.98		$ 0.67		N/A	

The following table summarizes outstanding warrants into groups based upon exercise price ranges at December 31, 2004:

	Warrants Outstanding			**Warrants Exercisable**		
Exercise Price Range	**Warrant**	**Weighted Average Exercise Price**	**Weighted Average Maturity (Years)**	**Warrant**	**Weighted Average Exercise Price**	**Weighted Average Maturity (Years)**
$3.00 or Less	-	-	-	-	-	-
More than $3.00 and Less Than $5.00	100,000	$3.1000	3.12	100,000	$3.1000	3.12
$5.00 or More	50,000	$5.0000	4.15	50,000	$5.0000	4.15
	150,000	$3.7333	3.46	150,000	$3.7333	3.46

(c) **Notes Receivable Secured by Common Stock**

During 1996, the Company purchased certain notes from a financial institution that are collateralized by the Company's common stock. These notes relate to shares issued under the Company's 1993 Non-Qualified Incentive Stock Option Plan. These notes, as renewed in 2000, were due from certain members of management and had maturity dates of December 31, 2004. All notes were paid in full as of December 31, 2004.

11. BUSINESS ACQUISITIONS

During 2002, the company acquired certain assets of the following entities for a total purchase price of $435,747:

Entity	Location	Date of acquisition
Oklahoma Leather Supply	Oklahoma City, Oklahoma	January 2002
Heritage Leather	Boise, Idaho	March 2002
The Leather Shop	Memphis, Tennessee	October 2002
Copper Saguaro	Tempe, Arizona	November 2002

All of the acquired entities were formerly operated as independent retail leathercraft stores. The assets purchased in these acquisitions consisted primarily of inventory, store furniture and fixtures, and equipment. Goodwill recognized in these transactions amounted to $158,878, and is reported in the Tandy Leather Company segment. The Company also entered into non-compete agreements with the former owners totaling $52,000 for periods ranging from three to five years.

During 2004, the Company acquired certain assets of the following entities for a total purchase price of $156,452:

Entity	Location	Date of acquisition
Robyn's LLC	Syracuse, NY	January 2004
Hawkins Handcrafted Leathers	St. Louis, MO	February 2004
Santa Fe Hides & Trappings	Santa Fe, NM	July 2004

All of the acquired entities were formerly operated as independent retail leathercraft stores. The assets purchased in these acquisitions consisted primarily of inventory, store furniture and fixtures, and equipment. Goodwill recognized in these transactions amounted to $30,577, and is reported in the Tandy Leather Company segment. The Company also entered into non-compete agreements with the former owners totaling $26,000 for periods ranging from one to five years.

On November 30, 2004, the Company acquired all of the issued and outstanding shares of capital stock of 1124055 Ontario Inc., a Canadian corporation, and its wholly-owned subsidiary, Heritan Ltd. The total purchase price was approximately $400,000 which was funded with cash generated from operations.

12. SEGMENT INFORMATION

The Company identifies its segments based on the activities of three distinct operations: **Wholesale Leathercraft**, which consists of a chain of warehouse distribution units located in the United States and Canada operating as The Leather Factory; **Retail Leathercraft**, which consists of a chain of retail stores located in the United States and Canada operating as Tandy Leather Company; and **Roberts, Cushman & Company**, which manufactures decorative hat trims sold directly to hat manufactures and distributors.

The Company's reportable operating segments have been determined as separately identifiable business units. The Company measures segment earnings as operating earnings, defined as income before interest and income taxes.

	Wholesale Leathercraft	Retail Leathercraft	Other	Total
For the year ended December 31, 2004				
Net Sales	$30,630,122	$13,515,662	$2,000,500	$46,146,284
Gross Profit	16,485,052	8,348,616	606,377	25,440,045
Operating earnings	2,817,940	1,385,565	54,941	4,258,446
Interest expense	53,400	-	-	53,400
Other, net	(6,748)	(1,852)	-	(8,600)
Income before income taxes	2,771,288	1,387,417	54,941	4,213,646
Depreciation and amortization	362,173	81,750	8,730	452,653
Fixed asset additions	197,853	155,328	16,378	369,559
Total assets	$17,991,403	$3,372,812	$802,918	$22,167,163
For the year ended December 31, 2003				
Net Sales	$30,684,092	$ 9,216,838	$1,811,261	$41,712,191
Gross Profit	16,332,776	5,804,504	554,619	22,691,899
Operating earnings	3,462,457	604,291	30,911	4,097,659
Interest expense	206,942	-	-	206,942
Other, net	(81,838)	65	-	(81,773)
Income before income taxes	3,337,354	604,225	30,911	3,972,490
Depreciation and amortization	443,623	75,854	9,785	529,262
Fixed asset additions	214,256	137,115	8,831	360,202
Total assets	$15,409,084	$ 2,908,429	$ 740,893	$19,058,406
For the year ended December 31, 2002				
Net Sales	$30,313,478	$ 7,387,874	$2,027,263	$39,728,615
Gross Profit	16,237,143	4,395,384	702,175	21,334,701
Operating earnings (loss)	3,742,844	371,372	17,558	4,131,774
Interest expense	(246,316)	(562)	-	(246,878)
Other, net	(64,071)	(968)	-	(65,039)
Income (loss) before income taxes	3,432,457	369,842	17,558	3,819,857
Depreciation and amortization	367,218	111,013	13,081	491,312
Fixed asset additions	888,491	180,522	4,502	1,073,515
Total assets	$16,205,347	$ 2,562,737	$ 907,518	$19,675,602

Net sales for geographic areas was as follows:

	2004	2003	2002
United States	$42,485,339	$ 38,934,923	$ 37,510,567
Canada	2,112,601	1,611,093	1,077,120
All other countries	1,548,344	1,166,175	1,140,928
	$46,146,284	$ 41,712,191	$ 39,728,615

Geographic sales information is based on the location of the customer. Net sales from no single foreign country was material to the Company's consolidated net sales for the years ended December 31, 2004, 2003, and 2002. The Company does not have any significant long-lived assets outside of the United States.

13. RECENT ACCOUNTING PRONOUNCEMENTS

In April 2002, the FASB issued Statement of Financial Accounting Standards No. 145, *Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections*. This statement provides guidance on the classification of gains and losses from the extinguishment of debt and on the accounting for certain specified lease transactions. The adoption of this statement did not have a material impact on the Company's current financial position and results of operations.

In July 2002, the FASB issued Statement of Financial Accounting Standards No. 146, *Accounting for Costs Associated with Exit or Disposal Activities* (SFAS No. 146). SFAS 146 nullifies FASB Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". It requires that a liability be recognized for those costs only when the liability is incurred, that is, when it meets the definition of a liability in the FASB's conceptual framework. SFAS No. 146 also establishes fair value as the objective for initial measurement of liabilities related to exit or disposal activities. SFAS 146 is effective for exit or disposal activities initiated after December 31, 2002. The adoption of this statement did not have a material impact on the Company's financial position and results of operations.

In January 2003, the FASB issued FIN 46, Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective immediately for all new variable interest entities created or acquired prior to February 1, 2003, the provision of FIN must be applied for the first interim or annual period beginning after June 15, 2003. The adoption of FIN 46 did not have a material effect on its financial position or results of operations.

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123R, "Share-Based Payment." SFAS No. 123R is a revision of SFAS No. 123, "Accounting for Stock Based Compensation," and supercedes APB Opinion No. 25. Among other items, SFAS No. 123R eliminates the use of APB 25 and the intrinsic value method of accounting, and requires companies to recognize the cost of employee services received in exchange for awards of equity instruments, based on the grant date fair value of those awards, in the financial statements. The effective date of SFAS No. 123R for the Company is the third quarter of 2005. SFAS no. 123R permits companies to adopt its requirements using either a "modified prospective" method, or a "modified retrospective" method. Under the "modified prospective" method, compensation cost is recognized in the financial statements beginning with the effective date, based on the requirements of SFAS No. 123R for all share-based payments granted after that date, and based on the requirements of SFAS No. 123 for all unvested awards granted prior to the effective date of SFAS No. 123R. Under the "modified retrospective" method, the requirements are the same as under the "modified prospective" method, but also permits entities to restate financial statements of previous periods, either for all prior periods presented or to the beginning of the fiscal year in which the statement is adopted, based on previously pro forma disclosure made in accordance with SFAS No. 123. The Company has not yet determined which of the methods it will use upon adoption.

The Company currently utilizes the Black-Scholes option pricing model to measure the fair value of stock options granted to employees. While SFAS No. 123R permits entities to continue to use such a model, it also permits the use of a "lattice" model. The Company expects to continue using the Black-Scholes option pricing model upon adoption of SFAS No. 123R to measure the fair value of stock options. The adoption of this statement will have the effect of reducing net income and income per share as compared to what would be reported under the current requirements. These future amounts cannot be precisely estimated because they depend on, among other things, the number of options issued in the future, and accordingly, the Company has not determined the impact of adoption of this statement on its results of operations.

SFAS No. 123R also requires that the benefits associated with the tax deductions in excess of recognized compensation cost be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financial cash flows in periods after the effective date. These future amounts cannot be estimated, because they depend on, among other things, when employees exercise stock options.

14. QUARTERLY FINANCIAL DATA (UNAUDITED)

2004	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net sales	$12,180,877	$10,959,813	$10,580,074	$12,425,520
Gross profit	6,724,913	5,981,059	5,939,433	6,794,640
Net income	970,966	516,213	427,385	739,477
Net income per common share:				
Basic	0.09	0.05	0.04	0.07
Diluted	0.09	0.05	0.04	0.07
Weighted average number of common shares outstanding:				
Basic	10,506,995	10,553,243	10,560,661	10,554,776
Diluted	11,011,122	11,006,638	10,931,940	10,888,883

2003	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net sales	$10,560,085	$10,460,675	$10,119,070	$10,572,361
Gross profit	5,645,504	5,721,054	5,589,812	5,735,528
Net income	774,518	778,704	601,680	585,472
Net income per common share:				
Basic	0.08	0.08	0.06	0.06
Diluted	0.07	0.07	0.06	0.05
Weighted average number of common shares outstanding:				
Basic	10,177,433	10,234,054	10,394,374	10,484,184
Diluted	10,793,464	10,805,019	10,902,794	10,941,853

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
The Leather Factory, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of The Leather Factory, Inc. and Subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the two years then ended in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2004 and 2003, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Weaver and Tidwell, L.L.P.

Weaver & Tidwell LLP

Fort Worth, Texas
February 11, 2005

4318

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
The Leather Factory, Inc.

We have audited the accompanying consolidated statements of operations, stockholders' equity, and cash flows of The Leather Factory, Inc. for the year ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flows of The Leather Factory, Inc. for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Hein + Associates LLP

Hein + Associates LLP

Dallas, Texas
February 6, 2003

The Leather Factory, Inc.

The Leather Factory, Inc.